Exhibit 2.1

ASSET PURCHASE AND SALE AGREEMENT

by and between

SWAN EXPLORATION, LLC

(Seller)

and

LILIS ENERGY, INC.

(Purchaser)

dated April 30, 2015

i

(continued)

		pAGE

Article 6
REPRESENTATIONS OF SELLER
6.1	Warranty Disclaimers; “As Is, Where Is.”	19
6.2	Representations and Warranties	20
6.3	Knowledge	24
Article 7
REPRESENTATIONS OF PURCHASER
7.1	Representations and Warranties	25
7.2	Basis of Purchaser’s Decision	26
7.3	Knowledge	26
Article 8
PRE-CLOSING OBLIGATIONS OF SELLER
8.1	Operations	27
8.2	Contracts	27
8.3	Reserved	27
8.4	Permissions	27
8.5	Defaults	28
8.6	Reserved	28
8.7	Geological and Geophysical Information	28
8.8	Retained ORRI	28
8.9	Standstill	28
Article 9
PRE-CLOSING OBLIGATIONS OF PURCHASER
9.1	Return of Data	29
Article 10
CONDITIONS OF SELLER TO CLOSING
10.1	Representations	29
10.2	Performance	29
10.3	Consents	29
10.4	Pending Matters	29
10.5	Purchase Price	29
10.6	Delivery of Items	29
Article 11
CONDITIONS OF PURCHASER TO CLOSING
11.1	Representations	30
11.2	Performance	30
11.3	Consents	30
11.4	Pending Matters	30
11.5	Purchase Price	30
11.6	Delivery of Items	30

ii

(continued)

iii

(continued)

EXHIBITS AND SCHEDULES

Exhibit A	Properties and Hydrocarbon Interests
Exhibit B	Wells
Exhibit C	Form of General Assignment
Exhibit D	Remaining Properties

Schedule 3.2.2(ix)	Liens for Taxes
Schedule 3.10.1	Pref Rights and Consents
Schedule 6.2.6	Claims and Litigation
Schedule 6.2.7	Violations of Laws
Schedule 6.2.10	Production Sale Contracts
Schedule 6.2.11	Payouts
Schedule 6.2.12	Wells
Schedule 6.2.13	AFEs and Capital Commitments
Schedule 6.2.15	Imbalances
Schedule 6.2.16	Material Contracts
Schedule 6.2.18	Environmental Matters
Schedule 6.2.20	Insurance

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Glossary of Terms

“AAA” has the meaning given to it in Section 13.1.2 of the Agreement.

“Adjusted Purchase Price” has the meaning given to it in Section 2.4 of the Agreement.

“Affiliate” has the meaning given to it in Section 16.15 of the Agreement.

“Aggregate Title Threshold” has the meaning given to it in Section 3.5.2 of the Agreement.

“Aggregate Environmental Threshold” has the meaning given to it in Section 5.5.2 of the Agreement.

“Agreement” has the meaning given to it in the introductory paragraph of this Agreement.

“Allocated Value” has the meaning given to it in Section 3.2.8 of the Agreement.

“Applicable Laws” has the meaning given to it in Section 5.6.1 of the Agreement.

“Assets” has the meaning given to it in Section 1.2 of the Agreement.

“Assumed Obligations” has the meaning given to it in Section 13.3.1 of the Agreement.

“Casualty Loss” has the meaning given to it in Section 4.1 of the Agreement.

“CERCLA” is defined in Section 5.6.3 of the Agreement.

“Claim Notice” has the meaning given to it in Section 13.5.1 of the Agreement.

“Closing” has the meaning given to it in Section 12.1 of the Agreement.

“Closing Adjustment Statement” has the meaning given to it in Section 12.3 of the Agreement.

“Closing Date” has the meaning given to it in Section 12.1 of the Agreement.

“Confidentiality Agreement” has the meaning given to it in Section 16.1 of the Agreement.

“Control,” “controlled by” and “under common control with” have the meanings given to them in Section 16.15 of the Agreement.

“Costs” has the meaning given to it in Section 5.2.2 of the Agreement.

“Decision Notice” has the meaning given to it in Section 3.9.2 of the Agreement.

“Defect Expert” has the meaning given to it in Section 3.9.1 of the Agreement.

“Due Diligence Period” has the meaning given to it in Section 3.3 of the Agreement.

“Effective Date” has the meaning given to it in Section 1.3 of the Agreement.

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“Election Period” has the meaning given it in Section 13.11.3 of the Agreement.

“Environmental Defect” has the meaning given to it in Section 5.6.2 of the Agreement.

“Environmental Defect Adjustment” has the meaning given to it in Section 5.4 of the Agreement.

“Environmental Defect Notice” has the meaning given to it in Section 5.3 of the Agreement.

“Environmental Laws” has the meaning given to it in Section 5.6.3 of the Agreement.

“Environmental Obligations” has the meaning given to it in Section 13.3.1 of the Agreement.

“Existing Contracts” has the meaning given to it in Section 1.2.3 of the Agreement.

“Final Settlement Date” has the meaning given to it in Section 13.1.3 of the Agreement.

“Form 8594” has the meaning given to it in Section 2.6 of the Agreement.

“General Assignment” has the meaning given to it in Section 12.5.1 of the Agreement.

“Good and Defensible Title” has the meaning given to it in Section 3.2.1 of the Agreement.

“Governmental Body” has the meaning given to it in Section 5.6.4 of the Agreement.

“Holdback Amount” has the meaning given to it in Section 12.3 of the Agreement.

“Hydrocarbon Interests” has the meaning given to it in Section 1.2.1 of the Agreement.

“Hydrocarbons” has the meaning given to it in Section 1.2.2 of the Agreement.

“Indemnified Party” and “Indemnifying Party” have the meanings given to them in Section 13.5.1 of the Agreement.

“Individual Environmental Defect Threshold” has the meaning given to it in Section 5.6.5 of the Agreement.

“Individual Title Defect Threshold” has the meaning given to it in Section 3.2.5 of the Agreement.

“Interest Addition,” “Interest Addition Notice,” “Interest Addition Payment”, “Interest Addition Rejection Notice,” “Interest Addition Threshold,” and “Interest Addition Value” have the meanings given to them in Section 3.7 of the Agreement.

“Interim Period” has the meaning given to it in Section 8.1 of the Agreement.

“IRC” and “Code” have the meanings given to them in Section 2.6 of the Agreement.

“Material Adverse Effect” has the meaning given to it in Section 3.2.2 of the Agreement.

“Material Contracts” has the meaning given to it in Section 6.2.16 of the Agreement.

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“Net Revenue Interest” has the meaning given to it in Section 3.2.1 of the Agreement.

“NORM” has the meaning given to it in Section 5.1 of the Agreement.

“Notice Period” has the meaning given to it in Section 13.5.1 of the Agreement.

“Offer” has the meaning given to it in Section 13.11.3 of the Agreement.

“Operations Period” has the meaning given to it in Section 8.3 of the Agreement.

“OSHA” has the meaning given to it in Section 5.6.3 of the Agreement.

“Party” and “Parties” have the meanings given to them in the introductory paragraph of the Agreement.

“Permitted Encumbrances” has the meaning given to it in Section 3.2.3 of the Agreement.

“Personal Property” has the meaning given to it in Section 1.2.5 of the Agreement.

“Plugging and Abandonment” has the meaning given to it in Section 13.3.1 of the Agreement.

“Post-Closing Adjustment Statement” has the meaning given to it in Section 13.1.1 of the Agreement.

“Preference Right” has the meaning given to it in Section 3.10.2 of the Agreement.

“Preliminary Amount” has the meaning given to it in Section 2.5 of the Agreement.

“Properties” and “Property” have the meaning given to them in Section 1.2.1 of the Agreement.

“Property Taxes” has the meaning given to it in Section 15.1 of the Agreement.

“Purchase Price” has the meaning given to it in Section 2.2 of the Agreement.

“Purchaser” has the meaning given to it in the introductory paragraph of this Agreement.

“Purchaser Group” has the meaning given to it in Section 5.2.2 of the Agreement.

“Purchaser’s Environmental Assessment” and “Purchaser’s Environmental Consultant” have the meanings given to them in Section 5.2.1 of the Agreement.

“RCRA” is defined in Section 5.6.3 of the Agreement.

“Records” has the meaning given to it in Section 1.2.7 of the Agreement.

“Rejection Notice” has the meaning given to it in Section 3.5.1 of the Agreement.

“Remaining Properties” has the meaning given to it in Section 13.11.1 of the Agreement.

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“Remediation” has the meaning given to it in Section 5.6.6 of the Agreement.

“Remediation Amount” has the meaning given to it in Section 5.6.7 of the Agreement.

“Retained Obligations” has the meaning give to it in Section 13.3.3 of the Agreement.

“Retained ORRI” has the meaning given to it in Section 8.8 of the Agreement.

“ROFR Term” has the meaning given to it in Section 13.11.1 of the Agreement.

“SARA” is defined in Section 5.6.3 of the Agreement.

“Seller” has the meanings given to them in the introductory paragraph of this Agreement.

“Seller Group” has the meaning given to it in Section 5.2.2 of the Agreement.

“Title Defect” has the meaning given to it in Section 3.2.4 of the Agreement.

“Title Defect Adjustment” has the meaning given to it in Section 3.4 of the Agreement.

“Title Defect Amount” has the meaning given to it in Section 3.2.7 of the Agreement.

“Title Defect Notice” has the meaning given to it in Section 3.3 of the Agreement.

“Title Defect Property” has the meaning given to it in Section 3.2.6 of the Agreement.

“Wells” has the meaning given to it in Section 1.2.5 of the Agreement.

“Working Interest” has the meaning given to it in Section 3.2.1 of the Agreement.

As used in this Agreement, the word “includes” and its derivatives means “includes, but is not limited to,” and corresponding derivative expressions.

viii

ASSET PURCHASE AND SALE AGREEMENT

This Asset Purchase and Sale Agreement (this “Agreement”) is made and entered into on April 30, 2015, by and between SWAN EXPLORATION LLC, a Colorado limited liability company (“Seller”), and LILIS ENERGY, INC., a Nevada corporation (“Purchaser”). Seller and Purchaser are sometimes collectively referred to in this Agreement as the “Parties,” or individually as a “Party.”

RECITALS

WHEREAS, Seller is the owner of the Assets (as defined below); and

WHEREAS, Seller is willing to sell and deliver to Purchaser, and Purchaser is willing to purchase and receive from Seller, the Assets subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, for and in consideration of the mutual promises of the Parties contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
PURCHASE AND SALE

1.1 Agreement to Sell and Purchase. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase and receive, and Seller agrees to sell, assign, transfer, convey, and deliver, the Assets, as of the Effective Date (as defined below).

1.2 Assets. The term “Assets” as used herein shall mean, subject to the provisions of Section 1.6, all of Seller’s right, title and interest in and to the following:

1.2.1 To the extent assigned in accordance with the proportions in Exhibit A and Exhibit B, all mineral interests, royalty interests, oil, gas and mineral leases, leasehold interests, overriding royalty interests, net profits interests, production payments, operating rights, carried interests, reversionary interests, conversion rights and options, and other similar interests of whatever kind or character, whether legal or equitable, vested or contingent (collectively, “Hydrocarbon Interests”), which authorize or relate to the exploration for and production of Hydrocarbons in and under, or the right to share in production or the proceeds of production of Hydrocarbons produced from, the lands described in Exhibit A and Exhibit B attached hereto, including, those Hydrocarbon Interests described in Exhibit A and Exhibit B and other Hydrocarbon Interests covering lands pooled, unitized or communitized with the lands described in Exhibit A and Exhibit B. All such Hydrocarbon Interests described in this Section 1.2.1 are hereinafter collectively called the “Properties” and singularly a “Property.”

1.2.2 All crude oil, natural gas, condensate, distillate, natural gasoline, natural gas liquids, plant products, refined petroleum products, other liquid or gaseous hydrocarbons (including, without limitation, coalbed methane), sulphur, other gases (including, without limitation, hydrogen and carbon dioxide), and every other mineral or substance, or any of them, the right to explore for which, or an interest in which, is granted pursuant to the Properties (collectively “Hydrocarbons”) (i) produced from or allocable to the interests of Seller in the Properties and existing in pipelines, storage tanks, or other processing or storage facilities upstream of the delivery points to the relevant purchasers on the Effective Date, and (ii) produced from or allocable to such interests of Seller on and after the Effective Date.

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1.2.3 To the extent assignable, any and all surface leases and all fee interests owned by Seller to the surface of tracts covered by the Hydrocarbon Interests or otherwise related to the operation of the Wells or the Assets; rights-of-way and easements (surface and subsurface); operating agreements; consulting agreements; exploration agreements; Hydrocarbon purchase, sales, exchange, processing, gathering, storage, treatment, compression, transportation and balancing agreements; farmout and farmin agreements; options; joint venture agreements; participation agreements; dry hole, bottom hole, acreage contribution, purchase and acquisition agreements; area of mutual interest agreements; salt water injection and disposal agreements; service contracts; unitization, communitization or pooling agreements; permits; licenses; servitudes; and all other similar contracts and agreements and any amendments thereto relating to the Properties (collectively, the “Existing Contracts”); provided, however, that where an Existing Contract covers and relates to the Properties and to other properties, rights or interests owned by Seller, the term Existing Contract shall be limited to such rights thereunder that relate exclusively to the Properties.

1.2.4 All valid unitization and pooling agreements and/or orders in effect with respect to the Properties, including, without limitation, all units formed under orders, rules, regulations, or other official acts of any Governmental Body having jurisdiction, voluntary unitization agreements, designations and/or declarations, and so-called “working interest units” created under operating agreements or otherwise relating to the Properties.

1.2.5 All (i) surface and subsurface machinery, equipment, platforms, facilities, supplies and other personal property and fixtures of whatsoever kind or nature now or hereafter located on or under any of the Properties and which relate to or are useful for the production, treatment, storage, disposal or transportation of Hydrocarbons or water produced from the Properties, (ii) all oil wells, gas wells, water wells, salt water disposal wells, injection wells, plugged and abandoned or temporarily abandoned wells located on the Properties or used or operated exclusively in connection with the operation of the Properties (collectively, the “Wells”), including, without limitation, the Wells listed on Exhibit B attached hereto (where the context reasonably requires, for example, in the definition of the term “Good and Defensible Title” in Section 3.2.1, the term “Wells” shall also be deemed to include wells to be drilled at the proved undeveloped, probable and possible locations specified in Exhibit B), and (iii) all wellhead equipment, casing, tubing, rods, pumping units and engines, christmas trees, derricks, separators, compressors, dehydration units, heater-treaters, boilers, valves, gauges, meters, pumps, generators, motors, gun barrels, flow lines, tanks and tank batteries, water lines, gas lines, gas processing plants and other plants, gathering lines, laterals and trunklines, gas systems (for gathering, treating and compression), chemicals, solutions, water systems (for treating, disposal and/or injection), power plants, poles, lines, transformers, starters, controllers, machine shops, tools, storage yards and equipment stored therein, buildings and camps, telegraph, telephone and other communication systems, loading docks, loading racks and shipping facilities, equipment and facilities, and any and all additions, accessions to, substitutions and replacements of any of the foregoing, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto, located on or used exclusively in connection with the operation of the Properties (all such machinery, equipment, platforms, facilities, supplies and other property, excluding, however, the Wells, being collectively called the “Personal Property”).

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1.2.6 All rights and obligations with respect to Hydrocarbon overproduction and underproduction from the Properties, including, without limitation, the right and obligation to balance in kind or by cash payment.

1.2.7 All of the applicable files, records and data directly relating to the items described in Sections 1.2.1 through 1.2.6 (but including only copies of the hereinafter described tax and accounting records), including, without limitation, joint interest billings, check receipts and third party disbursement records, copies of records relating to Property Taxes and severance, sales, excise, and other production-related taxes, legal files, land and lease files, title records, division order records, contracts, geological, geophysical and seismic data, and except where the transfer or disclosure of such data and records is restricted by agreement with third parties or excluded by the terms of this Agreement (as more fully set forth in Sections 1.6 and 8.8), production records, electric logs, core data, pressure data and decline curves and graphical production curves, and all related matters in the possession of Seller (collectively the “Records”); provided, however, that Seller has the rights with respect to such Records as provided in Section 1.5 below.

1.3 Effective Date. Ownership of the Assets shall be transferred from Seller to Purchaser at the Closing (as defined below), but shall be effective as provided in Section 2.4 below as of 12:01 o’clock a.m. (Mountain Time) on March 1, 2015 (the “Effective Date”). Except as may be otherwise specifically provided herein, Seller shall be entitled to any amounts realized from and accruing to the Assets (including contract rights, gas contract settlements, take-or-pay claims, and other claims and causes of action) for all periods prior to the Effective Date and, except as expressly assumed by Purchaser hereunder, shall be liable for the payment of all expenditures relating to the Assets and attributable to all periods prior to the Effective Date. Except as may be otherwise specifically provided herein, Purchaser shall be entitled to any amounts realized from and accruing to the Assets for all periods on and after the Effective Date, and shall be liable for the payment of all expenses relating to the Assets and attributable to all periods on and after the Effective Date.

1.4 Gauging and Strapping. Seller has caused the oil storage facilities on or utilized in connection with the Properties to be gauged or strapped as of the Effective Date for those Properties for which Seller serves as operator. Seller also has caused the gas production meter charts (or if such do not exist, the sales meter charts) on the pipelines transporting gas production from the Assets to be read as of the Effective Date for those Properties for which Seller serves as operator. For those Properties not operated by Seller, gauging or strapping records provided by the Operator(s) of the Properties or applicable state regulatory agency production reports or records shall be used to determine the amount of oil in storage or gas existing in the pipeline as of the Effective Date. Prior to the Closing, Purchaser shall be provided with access to the records of the gauging, strapping or chart reading for the purpose of verifying such records.

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1.5 Records. Seller shall deliver to Purchaser, within thirty (30) days after the Closing or such later time as Purchaser may request, but in no event later than three (3) months after the Closing, all Records. Seller shall have the right to make and retain such copies of the Records as Seller may desire prior to the delivery of the Records to Purchaser. Purchaser, for a period of seven (7) years after the Closing, shall further make available to Seller (at the location of such Records in Purchaser’s organization) access to the Records during normal business hours, upon written request of Seller, and Seller shall have the right to copy at its own expense and retain such copies of the Records. If, however, Purchaser elects to destroy any of the Records, either before or after the expiration of such seven (7) year period, Purchaser shall give to Seller written notice of such intent at least thirty (30) days prior to such destruction, and Seller shall have the option, at its expense, of having such Records delivered to them. This obligation shall be an obligation running with the land, and Purchaser shall include the obligations set forth in this Section 1.5 as an obligation of any subsequent purchaser of any of the Properties in the applicable purchase and sale agreement with, and/or assignment to, such subsequent purchaser. Purchaser shall have no recourse or claim against Seller and shall hold Seller harmless from and against any claim of whatsoever nature as the result of the Records furnished to Purchaser by Seller.

1.6 Excluded Assets. Seller excepts, reserves, and retains to itself the following rights, properties and assets: (i) all corporate, financial, legal, and tax records of Seller, including, without limitation, all documents protected by the attorney-client privilege (other than title opinions); (ii) all deposits, cash, checks, cash equivalents and funds attributable to the Assets for the period prior to the Effective Date; (iii) all rights, interests, and claims that any Seller may have under any policy of insurance or indemnity, surety bond, or any insurance or condemnation proceeds or recoveries from third persons relating to property damage or Casualty Loss affecting the Assets occurring prior to the Effective Date; (iv) all claims, whether in contract, in tort, or arising by operation of law, and whether asserted or unasserted as of the Closing Date, that any Seller may have against any person or entity arising out of acts, omissions, or events, or injury to or death of persons or loss or destruction of or damage to property, relating in any way to, the Assets that occurred prior to the Effective Date; provided, however, that the foregoing shall not apply to any such claims, with the exception of accounts receivable, attributable or related to, or in connection with, any Assumed Obligations; provided further, that no such claim may be settled, compromised, or otherwise resolved in a manner that results in an obligation borne by Purchaser or the Assets; (v) all exchange traded futures contracts and over-the-counter derivative contracts of Seller as to which Seller has an open position as of the Effective Date; (vi) any and all rights to use Seller’s names, marks, trade dress or insignia, or to use the name of Seller, and all of Seller’s intellectual property, including, without limitation, proprietary or licensed computer software; patents; trade secrets; copyrights; geological and geophysical information and data (including, without limitation, conventional 2-D and 3-D seismic data) licensed from third persons, and Seller’s proprietary interpretations thereof; economic analyses; and pricing forecasts; (vii) all amounts due or payable to Seller as adjustments to insurance premiums related to the Assets for periods prior to the Effective Date; (viii) all claims of Seller for any tax refunds and loss carry-forwards and carry-backs with respect to any taxes relating to the Assets for periods prior to the Effective Date; (ix) all audit rights and all amounts due or payable to Seller as refunds, adjustments, or settlements of disputes arising under the Properties or the Existing Contracts for periods prior to the Effective Date; and (x) all other interests, rights, property, and assets of Seller not located on or used in connection with the Assets which accrue or will accrue to Seller pursuant to the terms of this Agreement.

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Article 2
SALE AND PURCHASE

2.1 Purchase and Sale. At the Closing, Seller shall sell, assign, transfer, and convey to Purchaser, and Purchaser shall purchase and pay for, the Assets, and Purchaser shall also assume the Assumed Obligations as set forth in Section 13.3.1.

2.2 Purchase Price. The purchase price to be paid by Purchaser to Seller with respect to the Assets shall be Five Million Five Hundred Thousand Dollars U.S. ($5,500,000.00) (the “Purchase Price”), subject to the adjustments provided in Section 2.4. The amount of the Purchase Price has been agreed to taking into account, among other factors, the perceived value of the Assets and Purchaser’s assumption of the Assumed Obligations as set forth in Section 13.3.1.

2.3 Reserved

2.4 Determination of Adjusted Purchase Price. The net purchase price for the Assets (the “Adjusted Purchase Price”) shall be determined as follows (with the following adjustments being made so as not to give any duplicative effect):

2.4.1 The Purchase Price;

2.4.2 Plus the amount of the value of all merchantable Hydrocarbons produced from or allocable to the Properties existing in pipelines, storage tanks above the pipeline connection, or other processing or storage facilities (including, without limitation, unsold inventories of plant products owned by Seller, if any) upstream of the delivery points to the relevant purchasers as of the Effective Date, the value to be based on the contract price applicable to such Hydrocarbons in effect as of the Effective Date (or the market value, if there is no contract price, in effect as of the Effective Date), less amounts payable as severance taxes, royalties, overriding royalties, and other similar burdens upon such Hydrocarbons;

2.4.3 Plus the amount of all costs and expenses incurred by Seller on or in connection with the ownership or operation of the Assets which are attributable to periods on and after the Effective Date, including, without limitation: rentals, shut-in well payments, and other lease maintenance payments; capital costs not otherwise prohibited by the terms of this Agreement (including, without limitation, drilling costs, completion costs, acreage expenditures, acquisition expenditures, seismic expenditures, and waterflood expenditures); operating costs (including direct costs chargeable under applicable operating agreements or otherwise and consistent with the standards established by COPAS);

2.4.4 Reserved

2.4.5 Plus an amount equal to upward adjustment for Interest Additions determined in accordance with Section 3.7;

2.4.6 Plus the total amount of any Property Taxes (as defined below) paid by Seller, for its or other’s account, relating to the Assets and attributable to any period of time on and after the Effective Date, as further provided for in Sections 15.1 and 15.2 and to the extent same are not included under Section 2.4.3 above;

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2.4.7 Less the amount of the actual proceeds received by Seller in the ordinary course of business that are attributable to Hydrocarbon production from the Properties on and after the Effective Date (net of severance taxes, royalties, overriding royalties, and other similar burdens upon such Hydrocarbons actually paid by or on behalf of Seller), together with any other monies or credits attributable to the ownership or operation of the Assets on and after the Effective Date;

2.4.8 Less all advances and deposits relating to the Assets that are received by Seller prior to the Closing Date and attributable to periods of time on or after the Effective Date;

2.4.9 Less an amount equal to the aggregate of all Title Defect Adjustments made in accordance with Article 3;

2.4.10 Less an amount equal to the aggregate of all Environmental Defect Adjustments made in accordance with Article 5;

2.4.11 Less an amount equal to the Allocated Value of (i) the Assets with respect to which preferential purchase rights have been exercised prior to the Closing Date, (ii) the Assets with respect to which preferential purchase rights have not been exercised prior to the Closing Date and the time period for the exercise thereof has not expired on or prior to the Closing Date or (iii) Assets excluded for failure to obtain a required consent prior to the Closing Date, each in accordance with Section 3.10;

2.4.12 Less the value of Seller’s prorated shares of all accrued but unpaid Property Taxes relating to the Assets for the period prior to the Effective Date in accordance with Sections 15.1 and 15.2;

2.4.13 Less an amount equal to the reduction in value of the Assets as the result of Casualty Losses in accordance with Article 4;

2.4.14 Less an amount equal to the Allocated Value of any Asset excluded pursuant to Section 3.4 or Section 5.4;

2.4.15 Less or plus, as the case may be, an amount equal to the Gas Imbalance Adjustment determined pursuant to Section 13.1.4; and

2.4.16 Less an amount equal to the net proceeds related to the Assets which are payable to third parties and are held in suspense by Seller on the Closing Date.

2.5 Payment of Adjusted Purchase Price. At the Closing, Purchaser shall cause to be delivered by wire transfer to Seller in accordance with wire transfer instructions provided by Seller an amount in immediately available U.S. funds equal to the Purchase Price, plus or minus the adjustments provided for in Section 2.4 (to the extent then known) calculated as provided in Section 12.3 (the “Preliminary Amount”). The Preliminary Amount paid at the Closing shall be subject to later adjustment pursuant to Section 13.1.

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2.6 Tax Purchase Price Allocations. Seller and Purchaser recognize that reporting requirements, as imposed by Section 1060 of the Internal Revenue Code of 1986, as amended (the “IRC” or “Code”), and the regulations thereunder, may apply to the transaction contemplated by this Agreement. Except as may otherwise be required by the IRC and regulations thereunder or other Applicable Laws, Seller and Purchaser agree (i) Purchaser shall prepare and deliver to Seller prior to the expiration of the Due Diligence Period a supplement to Exhibit B which shall contain an allocation of the Purchase Price among the Assets, (ii) that for tax reporting purposes, the Purchase Price shall be allocated among the Assets as set forth on such supplement to Exhibit B, and such allocation shall be used in preparing Internal Revenue Service Form 8594 (“Form 8594”) pursuant to the regulations under Section 1060, and (ii) not to assert, in connection with any tax return, tax audit, or similar proceeding, any allocation of the Purchase Price that differs from that set forth in such supplement to Exhibit B. Upon any adjustment of the Purchase Price following the execution of this Agreement, Purchaser shall adjust the allocations reflected in Exhibit B accordingly and the Parties shall report such adjustments in conformity with Section 1060 and the regulations thereunder.

Article 3
TITLE MATTERS

3.1 Access to Records and Assets. Upon execution of this Agreement and until the Closing, and thereafter to the extent Seller retains physical possession of any of the Assets and/or Records, Seller shall make the Records available to Purchaser and its representatives and agents at Seller’s offices located at the address set forth in Section 16.7, during normal business hours, for examination and copying by Purchaser, and Seller shall grant Purchaser and its representatives and agents access to such Properties for inspection. Seller shall not be obligated to perform any title work or provide abstracts other than those presently in Seller’s possession, nor will any existing title opinions be brought current by Seller. Seller will use reasonable commercial efforts to furnish to Purchaser and its representatives and agents all other information with respect to the Assets that Purchaser may from time to time reasonably request, except to the extent that Seller determines in good faith that it is prohibited by agreement with a third party from disclosing the information covered thereby. Purchaser agrees to conduct its due diligence in a professional and orderly manner and at its own cost and expense without disruption of Seller’s normal and usual operations.

3.2 Definitions. For purposes of this Agreement, the following expressions and terms will have the meanings set forth hereinafter:

3.2.1 “Good and Defensible Title” shall mean, as to each of the Wells or Properties, that (i) Seller (and upon Closing, Purchaser), by virtue of its ownership interests therein, are entitled to receive a fractional decimal interest in Hydrocarbons produced from the Properties (or in the proceeds from the sale of such production) of not less than the interest identified in Exhibit B as the “Net Revenue Interest” for each of the Wells and for each of the Properties (but in no event having a lease net revenue interest of less than seventy-five percent (75.0%)), without reduction, suspension, or termination throughout the productive life of each such Wells (the “Net Revenue Interest”); (ii) Seller is obligated to bear (and after the Closing shall obligate Purchaser to bear) a fractional decimal interest of not more than the “Working Interest” set forth for each Well and each Property on Exhibit B of the costs and expenses related to the maintenance, development, drilling, equipping, testing, completing, sidetracking, reworking and operation of each such Well, without increase throughout the productive life thereof (unless otherwise shown on Exhibit B); and (iii) the Wells or Properties are subject to no liens, encumbrances, obligations or defects except those that are Permitted Encumbrances (as defined below).

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3.2.2 “Material Adverse Effect” shall mean any event, occurrence, fact, condition or change this is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) of Seller or the Assets, (b) the value of the Assets, or (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis.

3.2.3 “Permitted Encumbrances” shall mean:

(i)	lessors’ royalties, overriding royalties, payments out of production, reversionary interests and other similar payments out of production affecting Seller’s Net Revenue Interest if the net cumulative effect of such burdens does not operate to (a) reduce the Net Revenue Interest of Seller in any of the Wells or any of the Properties to less than the Net Revenue Interest set forth for such Well in Exhibit B; or (b) increase the Working Interest of Seller in any such Well or any such Property to greater than the Working Interest therefor set forth in Exhibit B (unless Seller’s Net Revenue Interest therein is increased in the same proportion);

(ii)	preferential rights to purchase, required third party consents to assignment, and similar agreements with respect to which, prior to the Closing, (a) waivers or consents are obtained from the appropriate parties; (b) the appropriate time for asserting such rights has expired without an exercise of such rights; (c) with respect to consents, such consents need not be obtained prior to assignment; or (d) with respect to consents, the failure to obtain such consents will not have a Material Adverse Effect on the value of the Well and will not render the assignment void or voidable;

(iii)	all rights to consent by, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if the same are customarily obtained subsequent to such sale or conveyance;

(iv)	non-consent penalties applied against the interest of Seller arising under applicable operating agreements which are taken into account in the calculation of the interests shown on Exhibit B;

(v)	easements, rights-of-way, servitudes, permits, surface leases, and other rights in respect of surface operations which do not and will not materially interfere with or detract from the operation, value, or use of the Assets by Purchaser;

(vi)	such Title Defects as Purchaser has waived or released or is deemed to have waived pursuant to the terms of this Agreement, excluding, however, any Title Defects that would constitute a breach of the special warranty of title contained in the General Assignment (as hereinafter defined);

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(vii)	the terms and conditions of all Existing Contracts copies of which have been delivered to Purchaser or made available to Purchaser on a File Transfer Protocol (FTP) site dedicated to this transaction, provided the effect of same is taken into account in the calculation of the Net Revenue Interests and the Working Interests set forth for the Wells in Exhibit B;

(viii)	rights of reassignment, to the extent any exist as of the date of this Agreement, upon the surrender or expiration of any lease attributable;

(ix)	liens for taxes not yet due or not yet delinquent or, if due or delinquent and then to the extent shown on Schedule 3.2.2(ix), that are being contested in good faith and for which Seller has agreed to pay pursuant to the terms hereof or which have been prorated pursuant to the terms hereof;

(x)	materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar liens or charges arising in the ordinary course of business (a) if they have not been filed pursuant to Applicable Law, (b) if filed, they have not yet become due and payable or payment is being withheld as provided by Applicable Law, or (c) if their validity is being contested in good faith by appropriate action;

(xi)	all rights reserved to or vested in any Governmental Body to control or regulate any of the Wells in any manner, and all Applicable Laws;

(xii)	defects or irregularities resulting from or related to heirship, administration or probate proceedings or the lack thereof, which defects or irregularities have been outstanding for ten (10) years or more;

(xiii)	defects based solely on the existence of prior oil and gas leases relating to the interests covered by any lease that are expired and no longer in force and legal effect but not surrendered of record;

(xiv)	defects arising from a mortgage encumbering the oil, gas or mineral estate of any lessor if such mortgage has been subordinated to the interest affected thereby (unless a complaint of foreclosure has been filed or any similar action taken by the mortgagee thereunder and in such case such mortgage has not been subordinated to the interests affected thereby); and

(xv)	all defects and irregularities of title that would not reasonably be expected to result in claims that would materially and adversely affect Seller’s title to, or ownership, operations, or value of, the Assets, including, without limitation (a) defects in the early chain of title consisting of the failure to recite marital status; (b) defects or irregularities arising out of the lack of a survey; (c) defects or irregularities arising out of or relating to the lack of powers of attorney from corporations to execute and deliver documents on their behalf or lack of spousal joinder; (d) defects of title which result from the failure to file assignments or other documents in the state or federal records so long as such assignments or other documents are properly recorded in the county records; and (e) irregularities cured by possession under applicable statutes of limitation and statutes relating to acquisitive (or liberative) prescription.

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3.2.4 “Title Defect” shall mean any matter (i) that would cause the title to any Well or Property to fail to qualify as Good and Defensible Title and (ii) for which the Title Defect Amount (as hereinafter defined) is greater than the Individual Title Defect Threshold.

3.2.5 “Individual Title Defect Threshold” shall mean the sum of $15,000.

3.2.6 “Title Defect Property” shall mean a Well or Property affected by a Title Defect timely and properly asserted by Purchaser.

3.2.7 “Title Defect Amount” shall mean, with respect to a Title Defect Property, the amount by which the value of such Title Defect Property is impaired by reason of the existence of one or more Title Defects.

3.2.8 “Allocated Value” means, with respect to each Well or Property, the amount set forth on Exhibit B under the column styled “Allocated Value” for such Well or Property. Seller and Purchaser agree that the Allocated Values set forth in Exhibit B represent a fair and reasonable allocation of the Purchase Price among the Properties.

3.3 Notice of Title Defect. During the period of time between the execution of this Agreement and 5:00 o’clock p.m. Mountain Time on May 22, 2015 (the “Due Diligence Period”), Purchaser may review title to the Properties and may notify Seller in writing of any Title Defect (the “Title Defect Notice”); provided, however, Purchaser shall notify Seller of any Title Defect it discovers as soon as reasonably practicable after its discovery; and, provided further, that any Title Defect Notice may be updated, modified or supplemented by Purchaser prior to the termination of the Due Diligence Period. Any notice provided hereunder shall include appropriate evidence to substantiate the Purchaser’s position, including identification of the Title Defect Property, a description of the Title Defect(s) asserted by Purchaser with respect to such Title Defect Property, the basis for the Title Defect(s), the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the Title Defect Amount asserted by Purchaser with respect to such Title Defect, and the computations and information upon which Purchaser’s assertion is based. Purchaser will be deemed to have conclusively waived any Title Defect discovered by Purchaser during the Due Diligence Period about which it fails to notify Seller in writing in the manner described above prior to the expiration thereof; provided, however, that Purchaser shall not be deemed to have waived any such Title Defect for purposes of the special warranty of title set out in the General Assignment.

3.4 Remedies for Title Defects. For any Title Defect properly asserted by Purchaser during the Due Diligence Period, subject to the termination rights of Seller and Purchaser pursuant to Section 3.8, Seller shall have the option, in its sole discretion, of (i) curing the Title Defect, (ii) contesting the Title Defect or the proposed Title Defect Amount, or (iii) reducing the Purchase Price by the proposed Title Defect Amount (a “Title Defect Adjustment”); provided, however, that if the Title Defect Adjustment for any Title Defect Property exceeds ten percent (10%) of the Allocated Value for such Property, Purchaser shall have the option of removing the affected Property from the transaction contemplated herein and reducing the Purchase Price by the Allocated Value thereof.

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3.5 Procedure for Resolving Title Defects. With respect to Title Defects properly and timely asserted by Purchaser and contested by Seller as to existence or the Title Defect Amount attributable thereto, the following procedures shall apply:

3.5.1 Seller shall furnish to Purchaser a notice in writing (a “Rejection Notice”) on or before five (5) days after Seller’s receipt of the Title Defect Notice. The Rejection Notice shall state with reasonable specificity the basis of Seller’s rejection of the Title Defect or the proposed Title Defect Amount. No later than five (5) days following Purchaser’s receipt of the Rejection Notice, representatives of Purchaser and Seller, knowledgeable in title matters, shall meet and either: (i) agree to mutually reject the particular Title Defect, or (ii) agree on the validity of such Title Defect and the Title Defect Amount attributable thereto, in which case Seller shall cure such Title Defect at its own expense or, failing such cure, agree to reduce the Purchaser Price by the Title Defect Adjustment attributable thereto, subject to the limitations set forth in Section 3.5.2; provided, however, that if the Parties cannot agree on either option (i) or (ii), then, subject to each Party’s rights under Section 3.4, the Closing shall proceed as scheduled, the Property affected by the asserted Title Defect shall be conveyed to Purchaser at Closing, the amount of the Purchase Price payable to Seller at Closing shall be reduced by the asserted Title Defect Amount, such Title Defect Amount shall be placed in escrow with a disinterested third party, and the existence of the Title Defect or the Title Defect Amount subject to the Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9. If, within such five (5) day period, Seller fails to deliver to Purchaser a Rejection Notice with respect to an asserted Title Defect, Seller shall be deemed to have agreed to the validity and Title Defect Amount claimed by Purchaser.

3.5.2 Notwithstanding the provisions of Section 3.5.1, there shall be no adjustment to the Purchase Price for Title Defects affecting any Property unless the aggregate Title Defect Adjustments for asserted Title Defects with respect to all of the Properties exceeds a threshold (not a deductible) equal to $60,000 (the “Aggregate Title Threshold”), and, to the extent the sum of the Title Defect Adjustments exceeds the Aggregate Title Threshold such Title Defect Adjustments shall be counted from the first dollar.

3.6 Value of Defects. Subject to the provisions of Section 3.5.2, the adjustment to the Purchase Price for a Title Defect shall be determined as follows:

3.6.1 If, because of the Title Defect, title to a particular Title Defect Property fails completely with the effect that Seller has no ownership interest in the relevant Property, the adjustment to the Purchase Price attributable to such Title Defect shall be the Allocated Value of that Property.

3.6.2 If the Title Defect consists of a lien, encumbrance or other charge upon the Title Defect Property which is liquidated in amount, the adjustment to the Purchase Price attributable to such Title Defect shall be the amount necessary to pay the obligee to remove such Title Defect. If such amount, however, is in excess of the Allocated Value of that Property, Seller may elect to exclude the Property from the transaction contemplated herein, and the Purchase Price shall be reduced by the Allocated Value of such Property.

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3.6.3 If Seller’s actual Net Revenue Interest in a Title Defect Property is less than the Net Revenue Interest set forth for such Title Defect Property in Exhibit B (but in no event having a lease net revenue interest of less than seventy-five percent (75.0%)) throughout the remaining productive life of such Title Defect Property, the adjustment to the Purchase Price attributable to such Title Defect shall be an amount equal to (i) the ratio of (x) the difference obtained by subtracting the actual Net Revenue Interest for such Title Defect Property from the Net Revenue Interest set forth for such Title Defect Property on Exhibit B, to (y) the Net Revenue Interest set forth for such Title Defect Property on Exhibit B, (ii) multiplied by the Allocated Value for such Title Defect Property.

3.6.4 If Seller’s actual Net Revenue Interest in a Title Defect Property is less than the Net Revenue Interest set forth for such Title Defect Property in Exhibit B (but in no event having a lease net revenue interest of less than seventy five percent (75.0%)) for less than the remaining productive life of the Title Defect Property, or if Seller’s actual Working Interest in a Title Defect Property is greater than the Working Interest set forth for such Title Defect Property in Exhibit B without a proportionate increase in the relevant Net Revenue Interest, then the adjustment to the Purchase Price attributable to such Title Defect shall be determined by agreement of the Parties, or if they are unable to agree, pursuant to the dispute resolution procedures set out in the Section 3.9.

3.6.5 If the Title Defect is one other than described in subparagraphs 3.6.1 through 3.6.4, the adjustment to the Purchase Price attributable to such Title Defect shall be the amount agreed to by Seller and Purchaser or, failing such agreement, the Title Defect Adjustment shall be determined pursuant to Section 3.9 below.

3.7 Interest Additions. If Seller discovers (i) that Seller owns an interest in a Property that is not described in Exhibit A but will be conveyed to Purchaser at a Closing, or (ii) that the actual Net Revenue Interest for a Well described on Exhibit B (and which has a lease net revenue interest exceeding seventy-five percent (75.0%)) is greater than the Net Revenue Interest shown for such Well on Exhibit B, (in each case, an “Interest Addition”), then Seller shall, from time to time, have the right to give Purchaser written notice of such Interest Additions (“Interest Addition Notice”), as soon as practicable but no later than the end of the Due Diligence Period, stating with reasonable specificity the Property affected, the particular Interest Addition claimed, and Seller’s good faith estimate of the Interest Addition Value. As used herein, the “Interest Addition Value” shall mean the value of the additional Property or the amount by which the additional Net Revenue Interest increases the value of the affected Property over and above the Allocated Value for such Property, less any Title Defect Amount related to such Interest Addition if the Title Defect Amount Exceeds the Title Defect Threshold. If (y) Purchaser agrees with the existence of the Interest Addition and Seller’s good faith estimate of the Interest Addition Value, and (z) the Interest Addition Value for such Interest Addition exceeds $50,000 (the “Interest Addition Threshold”), then the Interest Addition Value shall be either (A) be added to and increase the amount of the Aggregate Title Threshold, or (B) if the aggregate Interest Addition Value exceeds the amount of the aggregate adjustment to the Purchase Price attributable to Title Defects, the amount of such difference (an “Interest Addition Payment”) shall be paid by Purchaser to Seller as an adjustment to the Purchase Price at the Closing. If Purchaser contests the existence of the Interest Addition or Seller’s good faith estimate of the Interest Addition Value, then Purchaser shall so notify Seller in writing on or before five (5) days after receipt of the Interest Addition Notice (“Interest Addition Rejection Notice”). The Interest Addition Rejection Notice shall state with reasonable specificity the basis of Purchaser’s rejection of the Additional Interest or the Interest Addition Value. No later than five (5) days following delivery of the Interest Addition Rejection Notice, representatives of Purchaser and Seller, knowledgeable in title matters, shall meet and either (i) agree to mutually reject the Interest Addition, in which case Seller shall waive the Interest Addition, or (ii) agree on the validity of such Interest Addition and the Interest Addition Value. If the Parties cannot agree on either option (i) or (ii) in the preceding sentence, the Interest Addition subject to the Interest Addition Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9. Upon resolution of the amount of the Interest Addition in accordance with the preceding two sentences, an increase in the Aggregate Title Threshold or an Interest Addition Payment for such Interest Addition, as applicable, will be made, but only to the extent such Interest Addition Payment exceeds the Interest Addition Threshold. If Purchaser fails to timely deliver an Interest Addition Rejection Notice, Purchaser shall be deemed to have accepted the validity of the Interest Addition and the Interest Addition Value, and Seller shall be entitled to an increase in the Aggregate Title Threshold or an Interest Addition Payment, as applicable.

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3.8 Right to Terminate Agreement. Notwithstanding anything in Article 3, Article 4 or Article 5, in the event the sum of the adjustments to the Purchase Price attributed to Title Defects, Environmental Defects, Casualty Losses (as hereinafter defined) and exercised preferential rights to purchase equals or exceeds twenty percent (20%) of the Purchase Price, and Seller elects not to cure or is unable to cure such Title Defects, Environmental Defects, or Casualty Losses, then Seller or Purchaser may, by written notice given to the other not less than two (2) business days prior to the Closing Date, elect to terminate this Agreement without liability to the other.

3.9 Expert Determination.

3.9.1 If Seller and Purchaser are unable to agree, as herein provided, regarding the existence of a Title Defect, Environmental Defect, or Casualty Loss, the adjustment to the Purchase Price attributable to a Title Defect, the Remediation Amount (as hereinafter defined) attributable to an Environmental Defect, or reduction in value resulting from a Casualty Loss, or any other matter to be resolved under this Article 3 or Article 4 or 5, the Parties shall promptly refer the matter for determination in the manner hereinafter provided to a person selected by mutual agreement of the Parties who possesses the requisite knowledge, skill and experience to determine the issue in question (the “Defect Expert”).

3.9.2 Neither Party shall propose as a Defect Expert a person who (i) is currently working as an employee or consultant for such Party or any Affiliate of such Party, or is in discussions about potential future work for such Party or any such Affiliate, (ii) has worked or been engaged as an employee, attorney, accountant or consultant for such Party or any such Affiliate during the two year period preceding the Closing Date, or (iii) has any financial interest in the transactions contemplated by this Agreement other than compensation for services as a Defect Expert. In the event the Parties are unable to agree upon a Defect Expert, then each Party shall designate in writing to the other an independent person having the qualifications necessary to determine the issue in question, and the two persons so identified shall, without direction from or prior approval of the Party appointing such person, select an independent third party having the requisite qualifications to serve as the Defect Expert. The Defect Expert may enlist the advice of attorneys, geologists, and landmen, or any petroleum engineer or environmental consultant mutually agreed upon by the Parties or any neutral expert selected by the Defect Expert.

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3.9.3 Upon referral to the Defect Expert, the Parties shall each deliver to the other and the Defect Expert a notice setting forth in adequate detail the issues to be determined by the Defect Expert and the decision (on a word-for-word basis) that such Party wishes the Defect Expert to make with respect to the issues to be determined (the “Decision Notice”); provided, however, in preparing their Decision Notice, each Party (as well as the Defect Expert) shall be bound by the terms of this Agreement. Within two (2) business days after the giving of the Parties’ Decision Notices, one or more representatives of each Party shall attend a meeting with the Defect Expert at a mutually acceptable time and place to discuss fully the content of such Decision Notice and, based thereon, determine whether either or both wish to modify their Decision Notices in any way. Any such modifications shall be discussed, so that when each Party finalizes its Decision Notice, it shall do so with full knowledge of the content of the other Party’s final Decision Notice. The finalization of such Decision Notices and the delivery of same by each Party to the other shall occur at the meeting unless the Parties agree to have one or more additional meetings for such purposes. The Defect Expert shall be required to adopt the decision set forth in either final Decision Notice and shall have no power whatsoever to reach any other result. The Defect Expert shall adopt the decision that, in his or her judgment, is the more fair and equitable and in conformity with this Agreement and industry standards.

3.9.4 The decision, made in writing and signed by the Defect Expert, shall determine such dispute. Such decision shall be made, signed and delivered to the Parties within two (2) business days after the meeting, unless otherwise agreed by the Parties. The expenses of the Defect Expert and any other experts retained by the Defect Expert under this Agreement shall be borne by the Party whose final Decision Notice was not chosen by the Defect Expert, except that each Party shall bear the compensation and expense of its own counsel, witnesses and employees. The determination and award of the Defect Expert shall be final and binding upon the Parties, shall not be subject to appeal or judicial review of any nature whatsoever and shall be taken into account in preparing the Post-Closing Adjustment Statement; provided, however, that nothing contained herein shall preclude Seller’s or Purchaser’s right to exclude any Property from the sale and purchase hereunder pursuant to Section 3.4 or 5.4 after the determination of the Defect Expert is received.

3.10 Preferential Purchase Rights and Consents to Assign.

3.10.1 Schedule 3.10.1 contains a list of certain Assets that Seller has tentatively identified as being potentially subject to preferential rights to purchase or consents to assignment in favor of a third party. Upon execution of this Agreement, Seller will initiate promptly all procedures which are reasonably required to comply with or obtain the waiver of all preferential rights to purchase or consents to assignment set forth in Schedule 3.10.1 with respect to the transactions contemplated by this Agreement. Seller will use its commercially reasonable efforts to obtain all applicable consents and to obtain waivers of applicable preferential rights to purchase; provided, however, Seller is not obligated to pay any consideration to (or incur any cost or expense for the benefit of) the holder of any preferential right or required consent in order to obtain the waiver thereof or compliance therewith.

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3.10.2 If an Asset is subject to a preferential right to purchase, right of first refusal, right of first offer, or similar right (a “Preference Right”) that is exercised prior to the Closing, or a third person consent to assignment required to be obtained before the relevant Asset may be assigned and that is not obtained prior to the Closing, Seller shall be deemed to have suffered a complete failure of title with respect to the affected Asset, such Asset shall be excluded from the Assets conveyed to Purchaser at the Closing, the Purchase Price shall be reduced by an amount equal to the full Allocated Value of the affected Asset, and, in the case of such a Preference Right, Seller shall be entitled to retain all proceeds paid for the affected Asset by the person or entity exercising such Preference Right. Such a reduction of the Purchase Price shall be without regard to the Individual Title Defect Threshold or the Aggregate Title Threshold otherwise applicable to Title Defect Amounts for uncured Title Defects under Section 3.5.2, and no reduction of the Purchase Price pursuant to this Section 3.10.2 shall be taken into account in determining whether the Aggregate Title Threshold has been met. If the holder of a Preference Right does not make an election to purchase the affected Asset or waive such Preference Right with respect to the transactions contemplated by this Agreement prior to the Closing Date and the time in which the Preference Right may be exercised has not expired on or prior to the Closing Date, then such affected Asset will be excluded from the Assets to be conveyed to Purchaser at the Closing and the Purchase Price will be reduced by the full Allocated Value of such affected Asset. If, after the Closing, the holder of such Preference Right does not elect to purchase the Asset excluded from the Closing pursuant to this section and the time in which the Preference Right may be exercised has expired, then Purchaser shall purchase for the full Allocated Value less any Title Defect Amounts for such Asset, subject to the Title Defect Threshold, and Seller shall convey, such Asset at a second Closing.

Article 4
CASUALTY LOSS

4.1 Casualty Loss. If, prior to the Closing, any of the Assets are substantially damaged or destroyed by fire, explosion, accident, act of the public enemy, act of God, or other similar event or occurrence (“Casualty Loss”), Seller shall notify Purchaser promptly after Seller learns of such event. Seller shall have the right, but not the obligation, to cure any such Casualty Loss by repairing such damage or, in the case of Personal Property or fixtures, replacing the damaged Assets with equivalent items, no later than the Closing Date. If any Casualty Loss exists at the Closing, Purchaser may at its option, either (i) proceed to purchase the damaged Assets, and the Purchase Price shall be reduced by the aggregate reduction in value of all Assets affected by such Casualty Loss, as determined by the mutual agreement of the Parties; provided, however, that if the Parties are unable to agree on such amount prior to the Closing, then such determination shall be made by the Defect Expert as provided in Section 3.9 above, or (ii) remove such Property from the transaction contemplated herein and reduce the Purchase Price by the Allocated Value thereof. Notwithstanding anything to the contrary contained in this Section 4.1, Seller shall be entitled to retain all insurance proceeds and claims against other parties relating to any such Casualty Loss. For purposes of this provision, normal wear and tear shall not be considered a Casualty Loss.

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Article 5
ENVIRONMENTAL CONDITION

5.1 Physical Condition of the Assets. The Assets have been used for Hydrocarbon drilling and production operations and various related oil field operations. Physical changes in or under the Properties or adjacent lands may have occurred as a result of such uses. The Properties also may contain buried pipelines and other equipment, whether or not of a similar nature, the locations of which may not now be known by Seller or be readily apparent by a physical inspection of the Property. Purchaser understands that Seller may not have the requisite information with which to determine the exact nature or condition of the Properties or the effect any such use has had on the physical condition of the Assets. In addition, Purchaser acknowledges that some oil field production equipment may contain asbestos and/or naturally occurring radioactive material (“NORM”). In this regard, Purchaser expressly understands that NORM may affix or attach itself to the inside of wells, materials, and equipment as scale or in other forms, and that the wells, materials, and equipment located on the Assets may contain NORM and that NORM containing materials may be buried or have been otherwise disposed of on the Assets. Purchaser also expressly understands that special procedures may be required for the removal and disposal of asbestos and NORM from the Assets where it may be found. The statements in this Section 5.1 are intended as disclosures of possible conditions existing on the Properties and not an admission or acknowledgment that any such conditions actually exist.

5.2 Environmental Assessment.

5.2.1 Prior to the Closing, and upon reasonable, prior notice to Seller and the operator(s) of the Properties, Purchaser and any third party environmental consulting firm approved by Seller (which consent shall not be unreasonable withheld) and retained by Purchaser (the “Purchaser’s Environmental Consultant”), to the same extent Seller has such right, shall have the right to enter upon the Assets and all buildings and improvements thereon, inspect the same, conduct soil and water tests and borings, and generally conduct such tests, examinations, investigations, and studies as may be necessary or appropriate for the preparation of appropriate engineering and other reports, judgments, and environmental assessments in relation to the Assets, their environmental condition, and the existence of Environmental Defects (as hereinafter defined) (such inspection and investigation being called herein “Purchaser’s Environmental Assessment”). Purchaser shall promptly provide to Seller a copy of Purchaser’s Environmental Assessment, including any reports, data, and conclusions. Purchaser and Seller shall keep strictly confidential any data or information acquired from such examinations and the results of all analyses of such data and information and shall not disclose same to any person, entity, or Governmental Body without the prior written approval of the other Party, except such disclosure as may be required by Applicable Law. This obligation of confidentiality shall survive the Closing.

5.2.2 With respect to Purchaser’s Environmental Assessment, Purchaser shall indemnify and hold harmless Seller and its partners, shareholders, members, officers, directors, trustees, employees, agents and representatives (collectively, the “Seller Group”) from any and all claims, demands damages, losses, liabilities, costs and expenses, including court costs and reasonable attorneys’ fees (collectively, “Costs”) resulting from the acts or omissions of Purchaser or Purchaser’s Environmental Consultant, including, without limitation, Costs relating to (i) any and all statutory or common-law liens or other encumbrances for labor or materials furnished in connection with such tests, samplings, studies, or surveys as Purchaser or Purchaser’s Environmental Consultant may conduct with respect to the Assets and (ii) claims asserted by Purchaser, its Affiliates, and their respective partners, shareholders, members, officers, directors, employees, agents and representatives (collectively the “Purchaser Group”), regardless of whether such Costs are attributable, in whole or in part, to the negligence, sole or concurrent, of the Seller Group (but excluding the gross negligence or willful misconduct of the Seller Group).

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5.2.3 Environmental Defect Notice. If Purchaser, in its sole discretion, determines, as a result of Purchaser’s Environmental Assessment or otherwise, that there exists or may exist an Environmental Defect, Purchaser may notify Seller thereof in writing as soon as reasonably practical after its discovery, but in any event before the end of the Due Diligence Period (the “Environmental Defect Notice”); provided, however, that any Environmental Defect Notice may be updated, modified or supplemented by Purchaser prior to the termination of the Due Diligence Period.

5.3 Due Diligence Period. Any Environmental Defect Notice provided hereunder shall include appropriate evidence to substantiate Purchaser’s position, including a description of the Environmental Defect or the Environmental Law applicable to the Environmental Defect, Purchaser’s basis for believing that Seller is in violation of such Environmental Law, the portion of the Assets affected by the Environmental Defect, a description, prepared by Purchaser’s Environmental Consultant, of the proposed methods and scope of the Remediation (as hereinafter defined) required, the proposed Remediation Amount (as hereinafter defined) attributable thereto, and all assumptions relied upon by Purchaser’s Environmental Consultant in preparing such summary and estimate. Purchaser will be deemed to have conclusively waived any Environmental Defect discovered by Purchaser during the Due Diligence Period and with respect to which Purchaser fails to timely and properly furnish to Seller an Environmental Defect Notice.

5.4 Remedies for Environmental Defects. For any Environmental Defect properly asserted by Purchaser during the Due Diligence Period, subject to the termination rights of Seller pursuant to Section 3.8, Seller shall have the option, in its sole discretion, of (i) remedying the Environmental Defect, (ii) contesting the Environmental Defect or the Remediation Amount, or (iii) reducing the Purchase Price by an amount equal to the proposed Remediation Amount (“Environmental Defect Adjustment”); provided, however, that if the asserted Environmental Defect Adjustment for any Property exceeds ten percent (10%) of the Allocated Value for such Property, Seller or Purchaser shall have the option of removing the affected Property from the transaction contemplated herein and reducing the Purchase Price by the Allocated Value thereof.

5.5 Procedure for Resolving Environmental Defects. With respect to Environmental Defects properly and timely asserted by Purchaser as provided herein, the following procedures shall apply:

5.5.1 If Seller contests the existence of an Environmental Defect or the proposed Remediation Amount attributable thereto, Seller shall provide Purchaser a Rejection Notice with respect thereto on or before five (5) days after Seller’s receipt of the Environmental Defect Notice. The Rejection Notice shall state with reasonable specificity the basis of Seller’s rejection of the Environmental Defect or the proposed Remediation Amount. No later than five (5) days following Purchaser’s receipt of the Rejection Notice, representatives of Purchaser and Seller, knowledgeable in environmental matters, shall meet and either: (i) agree to mutually reject the particular Environmental Defect, or (ii) agree on the validity of such Environmental Defect and the Remediation Amount attributable thereto, in which case Seller shall cure such Environmental Defect at its own expense and, if required, to the satisfaction of the appropriate Governmental Body prior to the Closing or as soon thereafter as is reasonably practicable and, failing such cure, agree to reduce the Purchase Price by the Environmental Defect Adjustment attributable thereto, subject to the limitation set forth in Section 5.5.2. If the Parties cannot agree on either option (i) or (ii), then, subject to each Party’s rights under Section 5.4, the Property affected by the asserted Environmental Defect shall be conveyed to Purchaser at Closing, the amount of the Purchase Price payable to Seller at Closing shall be reduced by the amount of the asserted Remediation Amount, such Remediation Amount shall be placed in escrow with a disinterested third party, and the existence of the Environmental Defect or the Remediation Amount subject to the Rejection Notice shall be submitted to dispute resolution in accordance with the procedures set forth in Section 3.9. If, within such five (5) day period, Seller fails to deliver to Purchaser a Rejection Notice with respect to an asserted Environmental Defect, Seller shall be deemed to have agreed to the validity and Remediation Amount claimed by Purchaser.

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5.5.2 Notwithstanding the provisions of Section 5.5.1, there shall be no adjustment to the Purchase Price for Environmental Defects affecting any Property unless the aggregate Environmental Defect Adjustment for all asserted Environmental Defects with respect to all of the Properties exceeds a threshold (not a deductible) equal to $60,000 (the “Aggregate Environmental Threshold”), and, to the extent the sum of the Environmental Defect Adjustments exceeds the Aggregate Environmental Threshold such Environmental Defect Adjustments shall be counted from the first dollar.

5.6 Definitions. For purposes of this Agreement, the following expressions and terms will have the meanings set forth hereinafter:

5.6.1 “Applicable Laws” shall mean all laws, statutes, treaties, rules, codes, ordinances, regulations, certificates, orders, interpretations, licenses and permits of any Governmental Body, including the common or civil law, (including, without limitation, those pertaining to occupational health and safety, consumer product safety, employee benefits, the environment, securities or zoning) and all judgments, decrees, injunctions, writs, orders, or like action of any court, arbitrator, or other Governmental Body of competent jurisdiction.

5.6.2 “Environmental Defect” shall mean any event or condition occurring or existing prior to the Closing Date with respect to an Asset that causes, or if known to the applicable Governmental Body could reasonably be expected to cause such Governmental Body to assert that such Asset is subject to liability or Remediation, or is not in compliance with any Environmental Law.

5.6.3 “Environmental Laws” shall mean any and all Applicable Laws pertaining to safety, health or conservation or protection of the environment, wildlife, or natural resources in effect in any and all jurisdictions in which the Assets are located, including, without limitation, the Clean Air Act, as amended, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), the Superfund Amendments and Reauthorization Act of 1986, as amended (“SARA”), the Resource Conservation and Recovery Act, as amended (“RCRA”), the Hazardous and Solid Waste Amendments Act of 1984, as amended, the Toxic Substances Control Act, as amended, the Occupational Safety and Health Act, as amended (“OSHA”), and any applicable state, tribal, or local counterparts, but shall not include any Applicable Law associated with Plugging and Abandonment (as hereinafter defined). The terms “hazardous substance,” “release,” and “threatened release” shall have the meanings specified in CERCLA; provided, however, that to the extent the laws of the state in which the Assets are located are applicable and have established a meaning for “hazardous substance,” “release,” “threatened release,” “solid waste,” “hazardous waste,” and “disposal” that is broader than that specified in CERCLA or RCRA, such broader meaning shall apply with respect to the matters covered by such laws.

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5.6.4 “Governmental Body” shall mean any federal, state, tribal, county, parish, municipal, or other federal, state or local governmental authority or judicial or regulatory agency, board, body, department, bureau, commission, instrumentality, court, tribunal or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law) in any jurisdiction (domestic or foreign).

5.6.5 “Individual Environmental Defect Threshold” shall mean the sum of $15,000.

5.6.6 “Remediation” shall mean removal, excavation, capping, construction of facilities, installation or modification of equipment or other environmental remedies to the extent required by Environmental Laws in effect as of the Effective Date to remedy an Environmental Defect existing on or with respect to an Asset using the least stringent, most cost effective standard, but only to the extent such requirement relates to the continued use and operation of the Asset for Hydrocarbon exploration, operation, production, and gathering.

5.6.7 “Remediation Amount” shall mean, with respect to any Environmental Defect, the present value as of the Closing Date, using a discount rate of ten percent (10%) per annum, of the cost of Remediation at the time the Remediation is reasonably expected to be required.

Article 6
REPRESENTATIONS OF SELLER

6.1 Warranty Disclaimers; “As Is, Where Is.” Except as specifically set forth in this Article 6 or in the General Assignment, Seller makes no representations or warranties, express or implied, in connection with the Assets. Subject to this Section 6.1 and to the Permitted Encumbrances, Seller makes the representations and warranties set forth in Section 6.2. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 6.2 AND THE PROCEDURES AND REMEDIES APPLICABLE TO TITLE DEFECTS UNDER ARTICLE 3, CASUALTY LOSS UNDER ARTICLE 4, AND ENVIRONMENTAL DEFECTS UNDER ARTICLE 5, AND EXCEPT TO THE EXTENT REPRESENTATIONS AND WARRANTIES ARE CONTAINED IN THE GENERAL ASSIGNMENT, PURCHASER AGREES THAT SELLER IS CONVEYING THE ASSETS WITHOUT REPRESENTATION OR WARRANTY, EITHER EXPRESSED OR IMPLIED AT COMMON LAW, BY STATUTE, OR OTHERWISE (ALL OF WHICH SELLER HEREBY DISCLAIMS), RELATING TO (i) TITLE, (ii) OPERATING CONDITION, (iii) MERCHANTABILITY, DESIGN, OR QUALITY, (iv) FITNESS FOR ANY PARTICULAR PURPOSE, (v) ABSENCE OF LATENT DEFECTS, (vi) ENVIRONMENTAL CONDITION OF THE ASSETS, (vii) VALUE, OR (viii) ANY OTHER MATTER WHATSOEVER, IT BEING UNDERSTOOD THAT, EXCEPT AS OTHERWISE PROVIDED IN THIS AGREEMENT AND THE GENERAL ASSIGNMENT, SELLER IS CONVEYING TO PURCHASER, AND PURCHASER IS ACCEPTING, THE ASSETS “AS IS,” “WHERE IS,” “WITH ALL FAULTS,” AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR, AND PURCHASER IS ASSUMING ALL RISK WITH RESPECT TO THE ASSETS, INCLUDING, WITHOUT LIMITATION, ALL RISK ASSOCIATED WITH THE ENVIRONMENTAL CONDITION OF THE ASSETS.

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6.2 Representations and Warranties. Seller represents and warrants to Purchaser, as of the date hereof and as of the Closing Date, as follows:

6.2.1 Existence. Seller is a limited liability company, duly organized, validly existing, and in good standing under the laws of the State of Colorado. Seller is duly qualified and has full corporate power and authority to own, operate, and/or lease its properties and assets now owned, operated, and/or leased by it, and to carry on its business in the states in which the Assets are located.

6.2.2 Power. Seller has full capacity, power, and authority to carry on its business as presently conducted, to enter into this Agreement and any other documents and agreements contemplated hereby, and to perform its obligations under this Agreement.

6.2.3 Authorization; Non-Contravention; Enforceable. The execution, delivery, and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of Seller and will not violate or be in conflict with, or result in a breach, or trigger a default (or an event that, with the lapse of time or notice, would constitute a default) under the provisions of, (i) any note, bond, mortgage, indenture, contract, agreement, or instrument to which Seller is a party or to which any of the Assets is subject, (ii) the organizational and governing documents of Seller, or (iii) any judgment, decree, order, law, statute, rule, or regulation applicable to Seller or any Asset, the non-compliance with which would have a Material Adverse Effect on Purchaser, its ownership or operation, after the Closing, of any of the Assets, or the ability of Seller to consummate the transactions contemplated herein. This Agreement has been, and the other documents provided for herein to be executed and delivered by Seller to Purchaser will be, duly executed and delivered on behalf of Seller and constitute or shall constitute the legal, valid, and binding obligations of Seller, enforceable in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.2.4 Brokers. Seller has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees relating to the matters provided for in this Agreement which will be the responsibility of Purchaser; and any such obligation or liability of Seller shall be the sole obligation of Seller.

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6.2.5 Certain Tax Matters. Seller has filed all material tax returns with respect to the Assets that it was required to file and has paid all taxes shown thereon as owing or subsequently assessed with respect thereto, except where the failure to file any such return or pay any such tax would not have a Material Adverse Effect on Purchaser or the Assets. To Seller’s knowledge, the Existing Contracts and agreements to which such Properties are subject do not create, for federal income tax purposes, a partnership among any of the parties to such agreements for which a partnership income tax return is required to be filed under Subchapter K of Chapter 1 of Subtitle A of the IRC (other than a partnership for which an election is in effect pursuant to the provisions of Section 761 of the IRC and the regulations thereunder to be excluded from such provisions).

6.2.6 Pending Claims and Litigation. Except as listed on Schedule 6.2.6, there are no suits, actions or other legal, administrative, or arbitration proceedings that are pending or, to Seller’s knowledge, threatened in writing against Seller, or any of such Assets. Neither Seller nor any of its Affiliates has received any written notice from any third party (including any Governmental Body) alleging a violation of any Law (including any Environmental Law) or breach of any surface use agreement, lease or Material Contract with respect to the ownership, operation, development, maintenance, or use of the Assets, which violation has not been cured or remedied and which could result in Costs exceeding $50,000.

6.2.7 Violations. Except as set forth on Schedule 6.2.7, Seller has not violated any laws, statutes, regulations or orders applicable to any of its Assets or the operation thereof which violation may reasonably be expected to have a Material Adverse Effect on the value of the Assets affected thereby or cause Purchaser to incur any Costs in excess of $50,000 (including all regulations and rules of the Colorado Oil and gas Conservation Commission, but excluding (i) Environmental Laws, which are governed exclusively by Article 5, and (ii) laws related to taxes, as to which Seller’s sole representations and warranties are set forth in Section 6.2.5).

6.2.8 Royalties. All rentals, royalties and other payments due under the Hydrocarbon Interests have been paid in all material respects, except those amounts validly in suspense. Seller is being paid in the ordinary course of business on production from the Wells at the Net Revenue Interest set forth in Exhibit B, except those amounts validly in suspense.

6.2.9 Liens. Except for Permitted Encumbrances, the Assets will be conveyed free and clear of all liens, mortgages and encumbrances created or arising by, through or under Seller.

6.2.10 Production Sales Contracts. Except for the contracts set forth in Schedule 6.2.10, Seller’s interest in the Assets is not subject to any contract for the sale of Hydrocarbons attributable to periods after the Effective Time other than contracts that can be terminated on 60 days’ or less notice without payment of penalty or damages. Except as set forth in Schedule 6.2.10, Seller’s interest in the Assets is not encumbered by any obligation under a sales contract, hedging contract, take-or-pay clause, or any similar arrangement, to deliver Hydrocarbons produced from such interest in the Assets without receiving payment at the time of or subsequent to delivery, or to deliver hydrocarbons in the future for which payment has already been received (e.g., a “forward” sale contract). None of the Assets are subject to any call on production at a price less than the prevailing price in the field.

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6.2.11 Payouts. Other than as reflected on Schedule 6.2.11, the net revenue interest of Seller in any Well is not subject to a revision or other adjustment at some level of cost recovery or payout.

6.2.12 Wells. Except as set forth on Schedule 6.2.12, to Seller’s knowledge (i) all Wells, salt water disposal wells and other Properties have been drilled, completed, operated and produced in accordance in all material respects with reasonable, prudent oil and gas field practices and in compliance in all material respects with the applicable oil and gas leases and other Hydrocarbon Interests, Existing Contracts and Applicable Law; (ii) Seller and the operator(s) of the Wells has all easements, rights of way, licenses, and authorizations from all parties necessary to access, construct, operate, maintain, and repair the Wells in the ordinary course of business as currently conducted and in compliance with Applicable Law; (iii) there has been no event or circumstance occurring before the Closing Date which could result in any of the Wells not being entitled to receive its full legal and regular allowable production provided for under Applicable Law from and after the Closing Date; (iv) Seller is currently receiving a share of the proceeds of production of the Hydrocarbons currently being produced from each Well in an amount that is not less than the net revenue interest share set forth on Exhibit B for that Well; (v) no Well is shut-in nor are any proceeds attributable to the interests set forth at Exhibit B for any Well being suspended or withheld from payment to Seller; and (vi) all proceeds from the sales of the production of Hydrocarbons attributable to any of the Wells which are payable by Seller have been paid.

6.2.13 Outstanding Capital Commitments. As of the date of this Agreement, except as shown on Schedule 6.2.13, there are no outstanding authorities for expenditure which are binding on the Assets and which Seller reasonably anticipates will require expenditures by Seller or its successor in interest from and after the Effective Time.

6.2.14 Farmouts and Other Rights to Earn an Interest. Other than with respect to (i) Preference Rights, or (ii) rights of non-consenting parties under an operating agreement to obtain a reconveyance of their interests upon the satisfaction of applicable non-consent penalties as listed on Exhibit B, none of the Assets are subject to any contract by which any party has a right to acquire an interest in the Assets, whether by the payment of cash, the drilling of a well or wells or payment of any other consideration or performance of any other act. None of the Existing Contracts affecting the Assets (i) obligates Seller, or Purchaser after the Closing, to sell any interest in the Assets (other than Preference Rights) or to purchase any leasehold interest or other asset or (ii) obligates Purchaser after the Closing to employ and/or pay for a drilling rig.

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6.2.15 Gas Imbalances. Except for those listed on Schedule 6.2.15, there exist no production imbalances or imbalances with respect to any pipeline, storage or processing facility, or other conditions regarding Hydrocarbons taken or marketed from the Assets or any portion thereof which could result in:

(i)	a portion of any Seller’s interest in such Hydrocarbon production being taken or delivered after the Closing without Purchaser receiving payment therefor or at the price it would have received absent such imbalance; or

(ii)	Seller or Purchaser being obligated to make payment to any person or entity as a result of such imbalance; or

(iii)	Seller being obligated, by virtue or any prepayment arrangement, take-or-pay agreement, or similar arrangement, to deliver Hydrocarbons produced from the Assets at some future time without then receiving full payment therefor.

The gas imbalances listed in Schedule 6.2.15, if any, have been taken into account in determining the Purchase Price. Notwithstanding anything else to the contrary contained herein, Purchaser’s sole and exclusive remedy with respect to any breach of the representation and warranty contained in this Section 6.2.15 shall be an adjustment to the Purchase Price at the Closing or in the Post-Closing Adjustment Statement.

6.2.16 Material Contracts. Schedule 6.2.16 sets forth a list of each contract, agreement, surface lease, salt water disposal lease, equipment lease, and license (except for the oil and gas leases): (i) any portion of which covers, affects, binds, burdens or pertains to any of the Properties; (ii) contains, provides for or results in any liability, obligation or undertaking that Purchaser would assume, be subject or have any liability, obligation or undertaking if it is assigned by Seller to Purchaser; (iii) under any portion of which Seller derives any right, benefit or interest in any of the Properties; and/or (iv) under any portion of which Seller has any obligation, liability or undertaking with respect to any of the Properties (collectively, the “Material Contracts”) that exist as of the date of this Agreement. Except as set forth on Schedule 6.2.16, each Material Contract is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, and, to Seller’s knowledge, enforceable against each other party thereto in accordance with its terms, subject, in each case, to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, and general principles of equity. Except as set forth on Schedule 6.2.16, no event has occurred that would, with the passage of time or compliance with any applicable notice requirements or both, constitute a material breach, violation or default by Seller or, to the knowledge of Seller, any other party thereto, under any of the Material Contracts. No party has notified Seller in writing of any purported breach of any Material Contract that remains unresolved.

6.2.17 Consents. No consent, authorization, order or approval of, or filing or registration of any kind is required for the consummation of the transactions contemplated hereby by Seller, except (i) as may be necessary as a result of any facts or circumstances relating solely to Purchaser; (ii) where the failure to obtain any such consent, authorization, order or approval, or to make any such filing or registration, would not prevent the consummation of the transactions contemplated hereby or result in Purchaser incurring any loss or liability as a result of that failure; or (iii) where such consent, authorization, order or approval is customarily obtained, or such filing or registration is customarily made, after the consummation of the purchase and sale of oil and gas properties.

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6.2.18 Environmental Matters. Except as set forth in Schedule 6.2.18, Seller has not been notified within the past five (5) years of any “release,” event, condition, circumstance, activity, practice or incident at, pertaining to or concerning any of the Properties, that (i) gives rise to or results in any liability of Seller under any Environmental Law, including any failure to obtain or comply with any permit, license or authorization required to be obtained by Seller under any Environmental Law; or (ii) interferes with or prevents Seller’s compliance or continued compliance with any Environmental Law or any permit, license or authorization issued thereunder. To Seller’s knowledge, there is no surface or subsurface “release” at any of the Properties which violates Applicable Law or has or could reasonably be expected to pollute, contaminate, impair, or adversely affect any subsurface water underlying those Properties or any lands adjoining those Properties, or require any corrective action or remediation under any Environmental Law.

6.2.19 Hydrocarbon Interests. Seller is the owner of the oil and gas leases and other Hydrocarbon Interests and has the authority and right to assign the Hydrocarbon Interests to Purchaser at Closing and thereafter as set forth in this Agreement. To Seller’s knowledge, all the Hydrocarbon Interests are in full force and effect, and neither Seller nor any other party thereto or bound thereby are in default or breach thereunder. There has been no amendment, change or revision to any provision of any Hydrocarbon Interest that is not filed of record in the real estate or similar records of the County Clerk of the County in which any of the Properties covered by that Hydrocarbon Interest are located. Seller has not reserved or retained any excess royalties, overriding royalty interests, net profits interests, production payments, and similar interests, except for the Retained ORRI. Seller has not assigned or agreed to assign all or any undivided interest in, carved from or attributable to the Hydrocarbon Interests to any person or entity other than Purchaser, except for any agreement or assignment of all or any portion of any of the Retained ORRI.

6.2.20 Insurance. Schedule 6.2.20 describes all insurance policies maintained by Seller, which are in full force and effect, and all premiums due and owing in connection with such policies have been paid. Seller has given timely notice or have otherwise presented every material claim known to Seller to be covered by insurance under its insurance policies.

6.2.21 Affiliate Transactions. Seller has no contractual obligation to any Affiliate of Seller that (i) affects, pertains to or encumbers any of the Assets post-Closing and (ii) will survive the Closing, except for the Retained ORRI, and any obligation created by, under or as a result of this Agreement.

6.2.22 Equipment. To Seller’s knowledge, all Equipment necessary to the prudent operation of the Wells in which Seller has an interest is in good working and usable condition, ordinary wear and tear excepted, and free from any apparent defect. There has been no Casualty Loss to any of the equipment or other Properties.

6.3 Knowledge. As used in this Agreement, words “to Seller’s knowledge,” “to the knowledge of Seller,” or other words of similar import mean that the statement so qualified is true to the actual or constructive knowledge, after due inquiry, of any person who is serving as an officer or land manager of Seller.

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Article 7
REPRESENTATIONS OF PURCHASER

7.1 Representations and Warranties. Purchaser represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

7.1.1 Existence. Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada and will be duly qualified at the Closing to carry on its business in all states where the Assets are located.

7.1.2 Power. Purchaser has all requisite power and authority to carry on its business as presently conducted, to enter into this Agreement and the other documents and agreements contemplated hereby, and to perform its obligations under this Agreement.

7.1.3 Authorization; Non-Contravention; Enforceable. The execution, delivery, and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary action of Purchaser and will not violate or be in conflict with, or result in a breach, or trigger a default (or an event that, with the lapse of time or notice, would constitute a default) under the provisions of, (i) any note, bond, mortgage, indenture, contract, agreement, or instrument to which Purchaser is a party, (ii) the organizational and governing documents of Purchaser, or (iii) any judgment, decree, order, law, statute, rule, or regulation applicable to Purchaser, the non-compliance with which would have a Material Adverse Effect on Seller or its ownership or operation, on or before the Closing, of any of the Assets, or the ability of Purchaser to consummate the transactions contemplated herein. This Agreement has been, and the documents provided for herein to be executed and delivered by Purchaser to Seller will be, duly executed and delivered on behalf of Purchaser and constitute or shall constitute the legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar laws, as well as principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

7.1.4 Brokers. Purchaser has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees relating to the matters provided for in this Agreement except for Philip S. Winner, an individual and d/b/a Domestic Energy Resources, whose fees will be paid by Purchaser, pursuant to that certain Referral and Finder’s Fee Agreement, dated as of March 31, 2015.

7.1.5 Sophistication; No Distribution. Purchaser is an experienced and knowledgeable investor in the oil, gas and mineral resources industry that has previously expended substantial amounts in the acquisition and development of oil and gas properties. Prior to entering into this Agreement, Purchaser has been advised by its counsel and such other persons as it has deemed appropriate concerning this Agreement. The Assets to be acquired by Purchaser pursuant to this Agreement are being acquired by Purchaser for its own account, for investment, and not with a view to distribution or resale of securities within the meaning of the Securities Act of 1933, or any other applicable securities law, rule, regulation, or order that could impose any liability on Seller.

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7.1.6 Claims and Litigation. There is no claim, legal or administrative proceeding, or investigation now pending or, to the knowledge of Purchaser, threatened before any court or any administrative body against Purchaser or any Affiliate of Purchaser that would, if determined adversely to Purchaser, restrain, prohibit, or impose damages on Purchaser or Seller with respect to, or otherwise materially impair Purchaser’s ability to consummate, the transactions contemplated by this Agreement.

7.1.7 Financial Ability to Perform. Purchaser has, or has arranged to have at the Closing, sufficient funds and credit arrangements to consummate the transactions contemplated by this Agreement.

7.1.8 Reserved

7.1.9 Consent. No consent, authorization, order or approval of, or filing or registration of any kind is required for the consummation by Purchaser of the transactions contemplated hereby, except (i) as may be necessary as a result of any facts or circumstances relating solely to Seller, (ii) where the failure to obtain any such consent, authorization, order or approval, or to make any such filing or registration, would not prevent the consummation of the transactions contemplated hereby or result in Seller incurring any loss or liability as a result of that failure, or (iii) where such consent, authorization, order or approval is customarily obtained, or such filing or registration is customarily made, after the consummation of the purchase and sale of oil and gas properties.

7.2 Basis of Purchaser’s Decision. Purchaser represents that by reason of its knowledge and experience in the evaluation, acquisition, and operation of oil and gas properties and their environmental condition, Purchaser has evaluated the merits and the risks of purchasing the Assets from Seller, and has formed an opinion based solely on Purchaser’s knowledge and experience, Purchaser’s due diligence, and Seller’s representations, warranties, covenants, and agreements contained in this Agreement, and not on any other representations or warranties by Seller. Purchaser represents that it has not relied and shall not rely on any statements by Seller or its representatives (other than those representations, warranties, covenants, and agreements of Seller contained in this Agreement) in making its decision to enter into this Agreement or to close the contemplated transaction. In entering into this Agreement, Purchaser acknowledges and affirms that it has relied and will rely solely on the terms, representations and warranties of this Agreement and upon its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, tax or other consequences of this transaction including its own estimate and appraisal of the extent and value of the Interests.

7.3 Knowledge. As used in this Agreement, words “to Purchaser’s knowledge,” “to the knowledge of Purchaser,” or other words of similar import mean that the statement so qualified is true to the actual or constructive knowledge, after due inquiry, of the senior executive officers of Purchaser.

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Article 8
PRE-CLOSING OBLIGATIONS OF SELLER

8.1 Operations. From the date of this Agreement until the Closing (the “Interim Period”), to the extent Seller can exert influence over such matters, Seller will use reasonable commercial efforts to see that the Properties not operated by Seller are maintained in full force and effect and are operated in a good and workmanlike manner and in accordance with the terms and conditions of the applicable oil, gas, and mineral leases, Existing Contracts, and all Applicable Laws. Seller, as to the portion of the Properties which Seller now operates, shall continue to operate the same in a good and workmanlike manner and in accordance with the terms and conditions of the applicable oil, gas and mineral leases, the Existing Contracts, and all Applicable Laws, until such operations are turned over to and become the responsibility of Purchaser. However, Seller will not have any obligation to operate any portion of the Properties after the expiration of the Interim Period. Seller will pay its proportionate share of all costs and expenses incurred in connection with Properties for which invoices are received prior to the Closing Date. During the Interim Period, Seller will, to the extent Seller controls the operation of any of the Properties, maintain the lease equipment in the same condition, working order, and state of repair as currently exists, subject to ordinary wear and tear. During the Interim Period, without the prior written consent of Purchaser, Seller will (i) maintain the books and records relating to the Properties in the usual, regular and ordinary manner; (ii) not cause the Properties to be developed, maintained or operated in a manner substantially inconsistent with prior operations, (iii) not plug or abandon any part of the Properties, (iv) not propose or accept any proposal, or commence any operation on the Properties, except emergency operations, operations required under presently existing contractual obligations, the outstanding AFE’s and other commitments described in Schedule 6.2.13, and operations undertaken to avoid any penalty provision of any Existing Contract or order (with respect to emergency operations, Seller shall notify Purchaser of said emergency as soon as reasonably practical), (v) not convey, dispose, sell, transfer, mortgage or pledge of any part of the Properties (other than the Retained ORRI and Personal Property and equipment replaced with items of comparable or superior quality and Hydrocarbons produced from the Properties in the ordinary course of business), and (vi) vote on any matter under any operating, joint venture, partnership or similar agreement that could result in obligations to Seller or Purchaser in excess of $50,000.

8.2 Contracts. During the Interim Period, Seller will not, without the prior written consent of Purchaser, enter into any agreement (i) that would be a Material Contract if existing on the date of this Agreement, or (ii) amending, modifying, or terminating any of the Material Contracts.

8.3 Reserved

8.4 Permissions. During the Interim Period, Seller shall use reasonable efforts to obtain all permissions, approvals, and consents from every Governmental Body and third-parties as may be required to consummate the transactions contemplated by this Agreement (excluding governmental permissions, approvals and consents which are customarily obtained after the assignment of an oil and gas interest which shall be the responsibility of Purchaser to obtain).

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8.5 Defaults. Seller shall give prompt written notice to Purchaser of any notice of any default or breach (or written threat of default or breach, whether disputed or denied by Seller) that could result in Costs exceeding $50,000 received or given by Seller subsequent to the Effective Date under any Existing Contract or other instrument or agreement affecting the Properties to which Seller is a party or by which Seller or any of the Assets is bound.

8.6 Reserved

8.7 Geological and Geophysical Information. During the Interim Period, with respect to any right, title, and interest of Seller in any item of geological and geophysical information:

8.7.1 Seller shall use all reasonable efforts to determine whether such item of geological and geophysical information is subject to a contractual restriction on transfer or confidentiality obligation (including, without limitation, contacting appropriate parties in cases where Seller’s files are not clear in this regard).

8.7.2 Where geological and geophysical data is restricted, no access shall be permitted to such data and the same shall not be delivered to Purchaser at the Closing.

8.7.3 Seller shall retain pursuant to Section 1.6 certain of its other geological and geophysical information, and the Parties shall mutually agree as to the method of handling the balance of such information.

8.8 Retained ORRI. Seller shall not retain, create, grant, assign in any interest in the Properties, except that Seller may retain an overriding royalty in the oil and gas leases comprising the Hydrocarbon Interests equal to the positive difference, if any, between twenty percent (20%) and all existing lease burdens.

8.9 Standstill. Seller shall promptly notify Purchaser with respect to any proposal received by Seller from any other person or entity to drill an oil or gas well on the Properties. Until the earlier of the consummation of the purchase and sale pursuant to this Agreement or the termination of this Agreement, Seller shall not (i) sell, assign, dispose or transfer, or agree to sell, assign, dispose or transfer, any right, title, or interest in the Properties; (ii) grant or suffer to exist, or agree to grant or suffer to exist, any Lien filed after the Effective Date (other than Permitted Exceptions) upon any of the Properties in which Seller has any interest; (iii) enter into any agreement, arrangement or understanding involving the sale, transfer, assignment, redemption or other disposition of any of the Properties, other than the transfer or sale of personal property which is replaced by equivalent personal property; (iv) grant any optional rights to purchase or otherwise acquire any of the Properties; or (v) directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, negotiate with, or provide any non-public information to any person or entity other than Purchaser and Purchaser’s representatives relating to any proposed transaction involving the sale of any of the Properties. From and after the date hereof, Seller shall not reserve any excess royalties, overriding royalty interests, net profits interests, production payments, or similar interests in or carved from the Hydrocarbon Interests, except for the Retained ORRI.

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Article 9
PRE-CLOSING OBLIGATIONS OF PURCHASER

9.1 Return of Data. If this Agreement is terminated for any reason whatsoever, Purchaser, at Seller’s request, shall return promptly to Seller all information and data furnished to Purchaser, its officers, employees, and representatives in connection with this Agreement or Purchaser’s investigation of the Assets, and Purchaser shall not retain any copies of such information or data; provided, however, that Purchaser may retain copies of such information or data as required by any Applicable Law, and that remain in ordinary, routine backups of information technology systems.

Article 10
CONDITIONS OF SELLER TO CLOSING

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the fulfillment on or prior to the Closing Date of each of the following conditions:

10.1 Representations. The representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 10.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

10.2 Performance. Purchaser shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing.

10.3 Consents. Seller shall have received all consents, actions, proceedings, instruments and documents required to carry out the transactions contemplated hereby, in form and substance reasonably satisfactory to Seller.

10.4 Pending Matters. No suit, action, or other proceeding by a Governmental Body or other person or entity shall be pending, or to the best of Seller’s knowledge, threatened which seeks substantial damages from Seller in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

10.5 Purchase Price. The Purchase Price has not been reduced by or Purchaser has not made any claims for adjustments to the Purchase Price attributed to Title Defects, Environmental Defects, Casualty Losses and exercised preferential rights to purchase equal to or exceeding twenty percent (20%) of the Purchase Price.

10.6 Delivery of Items. Purchaser has delivered (or is ready, willing and able to immediately deliver) to Seller duly executed counterparts of the General Assignment covering the Assets and all other documents and certificates to be delivered by Purchaser under Section 12.5 and has performed (or is ready, willing and able to immediately perform) the other obligations required to be performed by it under Section 12.5.

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Article 11
CONDITIONS OF PURCHASER TO CLOSING

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the fulfillment on or prior to the Closing Date of each of the following conditions:

11.1 Representations. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing Date as though made on and as of such date; provided, however, that for purposes of this Section 11.1, all qualifications relating to materiality contained in such representations and warranties shall be disregarded.

11.2 Performance. Seller shall have performed in all material respects all obligations, covenants, and agreements hereunder and shall have complied in all material respects with all covenants and conditions contained in this Agreement to be performed or complied with by Seller at or prior to the Closing.

11.3 Consents. Purchaser shall have received all consents, actions, proceedings, instruments and documents required to carry out the transactions contemplated hereby, in form and substance reasonably satisfactory to Purchaser.

11.4 Pending Matters. No suit, action, or other proceeding by a Governmental Body or other person or entity shall be pending or, to the best of Purchaser’s knowledge, threatened which seeks substantial damages from Purchaser in connection with, or seeks to restrain, enjoin, or otherwise prohibit, the consummation of the transactions contemplated by this Agreement.

11.5 Purchase Price. The Purchase Price has not been reduced by or Purchaser has not made any claims for adjustments to the Purchase Price attributed to Title Defects, Environmental Defects, Casualty Losses and exercised preferential rights to purchase equal to or exceeding twenty percent (20%) of the Purchase Price.

11.6 Delivery of Items. Seller has delivered (or is ready, willing and able to immediately deliver) to Purchaser duly executed counterparts of the General Assignment covering the Assets and all other documents and certificates to be delivered by Seller under Section 12.5 and has performed (or is ready, willing and able to immediately perform) the other obligations required to be performed by it under Section 12.5.

Article 12
CLOSING

12.1 Time and Place of the Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall occur at 10:00 a.m., Mountain Time, on May 29, 2015 (such date, or any subsequent date agreed to by the Parties pursuant to Section 12.2, the “Closing Date”). The Closing shall take place at the offices of Seller in Greenwood Village, Colorado, or such other place as the Parties may agree upon.

12.2 Change of the Closing Date. The Closing Date may be extended only by mutual agreement of the Parties, with such mutually agreed date to become the Closing Date.

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12.3 Calculation of Adjusted Purchase Price. Seller shall prepare, in accordance with the provisions of this Agreement, a statement (the “Closing Adjustment Statement”) setting forth the Preliminary Amount, including each adjustment to the Purchase Price made, to the best of Seller’s knowledge, in accordance with the terms of Section 2.4, calculated based on actual information available on the date such statement is prepared or estimates when actual information is not available. Seller shall submit the Closing Adjustment Statement to Purchaser no later than three (3) business days prior to the Closing Date and shall include, upon Purchaser’s request, appropriate supporting documentation for the Closing Adjustment Statement. If the Parties cannot agree on the Closing Adjustment Statement or the Preliminary Amount, the Closing shall occur as scheduled based on Seller’s good faith calculation of the Preliminary Amount with the difference between Seller’s and Purchaser’s calculation of the Preliminary Amount to be reconciled in connection with making post-closing adjustments as provided in Section 13.1; provided, however, that Purchaser shall hold back from the payment to Seller at Closing an amount equal to ten percent (10%) of the Preliminary Amount (the “Holdback Amount”). The Holdback Amount shall be included in the reconciliation and post-closing adjustments as provided in Section 13.1.

12.4 Failure to Close. If the conditions precedent to the obligation of a Party to close the transactions contemplated herein have been satisfied or waived on or before the Closing Date, and such Party nevertheless fails or refuses to close, the Party failing or refusing to close shall be deemed to have breached the obligations it has undertaken hereunder to perform at the Closing, and shall be subject to the provisions of Article 14.

12.5 Closing Obligations. At the Closing:

12.5.1 Seller and Purchaser shall execute and acknowledge, and Seller shall deliver to Purchaser, (i) a master original of the Assignment, Bill of Sale and Conveyance in substantially the form attached hereto as Exhibit C (the “General Assignment”), together with a complete Exhibit A attached. Seller shall deliver sufficient counterparts of the General Assignment to enable the recording of a counterpart of the General Assignment in each of the counties where the Assets are located.

12.5.2 Seller shall provide to Purchaser a listing showing all net proceeds and receivables related to production attributable to the Assets which are currently held in suspense pending completion of a division order title opinion or because of lack of identity or address of owners, title defects, changes of the ownership, or similar reasons. After the Closing Date, Purchaser shall be responsible for proper distribution of all the suspended funds to the parties lawfully entitled thereto, and Purchaser agrees to indemnify and hold Seller and the Seller Group harmless from and against any Costs associated with Purchaser’s distribution of such suspended funds, but only to the extent of the funds for which the Purchase Price shall have been adjusted pursuant to the provisions of Section 2.4.16.

12.5.3 Purchaser shall pay the Preliminary Amount, less the Holdback Amount, in the manner set forth in Section 2.5.

12.5.4 Seller and Purchaser shall execute, acknowledge, and deliver federal and state forms of lease assignments, if necessary or expedient.

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12.5.5 Seller and Purchaser shall execute, acknowledge, and deliver transfer orders or letters-in-lieu thereof directing all purchasers of production and remitters of production proceeds to make payment to Purchaser of proceeds attributable to production from the Assets for the period of time on and after the Effective Date.

12.5.6 Except as otherwise provided in this Agreement, Seller shall deliver to Purchaser, and Purchaser shall take, possession of the Assets, and, as provided in this Agreement, subject to applicable provisions of the Existing Contracts, take over all operations of the Assets for which any Seller is designated as operator.

12.5.7 Seller shall execute and deliver to Purchaser appropriate change of operator forms for each of the Properties operated by Seller.

12.5.8 Seller shall deliver to Purchaser a non-foreign affidavit meeting the requirements of Section 1445(b)(2) of the IRC and the regulations thereunder.

12.5.9 Seller shall deliver recordable releases of all mortgages, deeds of trust, security agreements, financing statements and other liens granted by Seller or its Affiliates that cover any portion of the Assets

12.5.10 Seller and Purchaser shall execute such other instruments and take such other actions as may be necessary to carry out their respective obligations under this Agreement.

12.6 Conveyance. The General Assignment shall be without representation or warranty of title, express or implied, except that Seller shall specially warrant and agree to defend the title to the Assets against the lawful claims and demands of all persons or entities claiming the same, or any part thereof, but limited to claims arising by, through, or under Seller but not otherwise, subject to and excepting all Permitted Encumbrances. The damages recoverable for a breach of such special warranty of title with respect to any Asset shall not exceed the Allocated Value of the relevant Asset.

Article 13
POST-CLOSING OBLIGATIONS

13.1 Post-Closing Adjustments.

13.1.1 As soon as reasonably practicable after the Closing, but in no event later than ninety (90) days after the Closing, Seller shall prepare, in accordance with this Agreement, and deliver to Purchaser, a statement setting forth each adjustment to the Purchase Price made pursuant hereto (the “Post-Closing Adjustment Statement”). The Post-Closing Adjustment Statement will include any adjustments necessary in connection with (i) any Title Defect Adjustment, Environmental Defect Adjustment or Casualty Loss determined pursuant to Section 3.9, (ii) any Gas Imbalance Adjustment determined in accordance with Section 13.1.4, (iii) any other adjustments required under the provisions of Section 2.4 and not taken into account in determining the Closing Adjustment Statement, and (iv) the Holdback Amount. As soon as reasonably practicable, but in no event later than thirty (30) days after Purchaser’s receipt of the Post-Closing Adjustment Statement from Seller, Purchaser shall deliver to Seller any objections that Purchaser has to the Post-Closing Adjustment Statement. If Purchaser fails to object to such Post-Closing Adjustment Statement within such thirty (30) day time period, the Post-Closing Adjustment Statement shall be conclusively deemed to be final and accepted by both Parties. The Parties shall undertake to agree on the final Adjusted Purchase Price no later than one hundred twenty (120) days after the Closing.

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13.1.2 If Purchaser and Seller, acting in good faith, are unable to agree upon the adjustments in the Post-Closing Adjustment Statement required under the provisions of Section 2.4 (other than any Title Defect Adjustment, Environmental Defect Adjustment or Casualty Loss determined pursuant to Section 3.9, which determinations shall be final), within one hundred twenty (120) days after the Closing, the final Post-Closing Adjustment Statement amount shall be determined by binding arbitration pursuant to an arbitration proceeding initiated and conducted in accordance with the then in force Commercial Arbitration Rules of the American Arbitration Association (“AAA”). Either Party may initiate arbitration. The arbitration proceedings shall be conducted in Denver, Colorado, by a single arbitrator agreed to by the Parties, or, if they are unable to agree, selected by the AAA. The arbitrator shall be a certified public accountant licensed to practice in the State of Colorado with at least (10) years’ experience in the oil and gas business. In fulfilling its duties hereunder with respect to the Final Settlement Statement, the arbitrator shall be bound by the matters set forth in this Agreement. The decision of the arbitrator shall be conclusive and binding on the Parties and will be limited to awarding, on a disputed item by disputed item basis, only the amount proposed by Seller in its draft Post-Closing Adjustment Statement or the amount proposed by Purchaser in its objections as provided above. The general expenses of arbitration, including the fees and expenses of the arbitrator, shall be borne equally by Seller and Purchaser; however, each Party shall bear and pay the fees and expenses of its own witnesses, legal counsel and of the collection and presentation of its evidence. The award of the arbitrator shall not be subject to appeal or judicial review of any nature and shall be enforceable in any court of competent jurisdiction. THE PARTIES EXPRESSLY CONSENTS TO THE JURISDICTION OF AND APPROPRIATE VENUE IN ANY STATE DISTRICT COURT OR, SUBJECT TO SATISFYING JURISDICTIONAL REQUIREMENTS, ANY FEDERAL DISTRICT COURT, SITTING IN DENVER, COLORADO, FOR PURPOSES OF ENFORCING THE ARBITRATION AWARD.

13.1.3 The date upon which the Adjusted Purchase Price is agreed to by the Parties or determined by arbitration pursuant to Section 13.1.2 is referred to herein as the “Final Settlement Date.” Within five (5) business days after the Final Settlement Date, those credits agreed upon by Purchaser and Seller shall be netted, and the final settlement shall be paid in cash by the Party owing same, via wire transfer as directed in writing by the receiving Party.

13.1.4 If either Party determines, prior to the delivery of the Post-Closing Adjustment Statement, that Hydrocarbon production imbalances or imbalances with respect to any pipeline, storage, or processing facility attributable to Wells included in the Assets as of the Effective Date are other than as set forth in Schedule 6.2.15, subject to verification of the other Party, the Purchase Price shall be adjusted upward or downward in connection with the Post-Closing Adjustment Statement, depending upon whether there is a net overproduction or a net underproduction attributable to such Wells. Notwithstanding the foregoing, in no event shall any adjustment be made or any amount owing by either Party unless the net amount owed (the “Gas Imbalance Adjustment”) is greater than $15,000.

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13.2 Receipts and Credits. Except as otherwise provided in this Agreement, all monies, proceeds, receipts, credits, and income attributable to the Assets for all periods of time on and after the Effective Date shall be the sole property of Purchaser, and, to the extent received by any Seller after the Closing, Seller shall fully disclose, account for, and transmit the same promptly (but in no event later than thirty (30) days after receipt) to Purchaser. Except as otherwise provided in this Agreement, all monies, proceeds, receipts, credits, and income attributable to the Assets for all periods of time prior to the Effective Date shall be the sole property of Seller, and, to the extent received by Purchaser after the Closing, Purchaser shall fully disclose, account for, and transmit the same promptly (but in no event later than 30 days after receipt) to Seller. Except as otherwise provided in this Agreement (including, without limitation, the Assumed Obligations expressly assumed by Purchaser), all costs, expenses, disbursements, obligations, and liabilities attributable to the Assets for periods of time prior to the Effective Date, regardless of when due or payable, shall be the sole obligation of Seller, and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for, and hold Purchaser and its successors and assigns harmless from and against, the same. Except as otherwise provided in this Agreement (including, without limitation, the Assumed Obligations expressly assumed by Purchaser), all costs, expenses, disbursements, obligations, and liabilities attributable to the Assets for periods of time on and after the Effective Date, regardless of when due or payable, shall be the sole obligation of Purchaser, and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for, and hold Seller and its respective successors and assigns harmless from and against, the same.

13.3 Assumption and Indemnification.

13.3.1 If the Closing occurs, Purchaser shall assume and agrees to pay, perform, and discharge any and all Assumed Obligations (as hereinafter defined). As used herein, “Assumed Obligations” means, other than the Retained Obligations, all liabilities, responsibilities, duties, and obligations that arise from or relate to the ownership, use, or operation of the Assets and the production and marketing of Hydrocarbons therefrom, whether arising before, on, or after the Effective Date including, without limitation, liabilities, responsibilities, duties, and obligations arising out of or relating to: (i) Plugging and Abandonment (as hereinafter defined); (ii) the Existing Contracts; (iii) the Environmental Obligations (as hereinafter defined), (iv) imbalances due to overproduction of gas by Seller or pipeline imbalances owed by Seller under transportation agreements; (v) Purchaser’s liabilities and obligations with respect to taxes as set forth in Article 15 including interest, fines and penalties with respect to the reporting, payment and accounting for such taxes as set forth in Article 15; and (vi) obligations otherwise assumed by Purchaser under this Agreement. As used herein, “Environmental Obligations” means any claim, obligation, or liability relating to the environmental condition of the Assets, regardless of whether resulting from acts, omissions, events, or conditions occurring before, on, or after the Effective Date, including, without limitation, (u) all Environmental Defects timely and properly asserted by Purchaser pursuant to Article 5, regardless of whether or not an Environmental Defect Adjustment is made with respect thereto, (v) any other environmental pollution or contamination with respect to the air, land, soil, surface, subsurface strata, surface water, ground water, or sediments, (w) underground injection activities and waste disposal, (x) the presence of hazardous substances or NORM, (y) the presence of unknown abandoned oil and gas wells, water wells, sumps, pits, pipelines, and other equipment, and (z) necessary Remediation, and the cost of such Remediation, or any control, assessment, or compliance with respect to any pollution or contamination. As used herein, “Plugging and Abandonment” means all plugging, replugging, abandonment, removal, disposal or restoration associated with the Assets, including, but not limited to, all plugging and abandonment, removal, surface restoration (including, without limitation, wetlands and marsh restoration), site clearance, and disposal of the Wells, well collars, structures and Personal Property located on or associated with the Assets (whether drilled or placed on an Asset prior to, on, or after the Effective Date), the removal and capping of all associated flowlines, the restoration of the surface, site clearance, and any disposal of related waste materials, including, without limitation, NORM and asbestos, all in accordance with all Applicable Laws and the terms and conditions of the Properties and Existing Contracts; provided, however, this definition of Plugging and Abandonment is not intended to preclude Purchaser from raising an Environmental Defect as provided in Article 5.

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13.3.2 Subject to the provisions of Section 16.16.1, Purchaser hereby indemnifies and agrees to defend and hold harmless Seller and the Seller Group from and against all Costs based upon, arising out of, in connection with, or relating to (i) any breach of any representation, warranty, covenant, or agreement of Purchaser contained in this Agreement, (ii) Purchaser’s inspection of the Assets prior to the Closing, and (iii) the Assumed Obligations.

13.3.3 Subject to the provisions of Sections 16.16.1, Seller hereby indemnifies and agrees to defend and hold harmless Purchaser and the Purchaser Group from and against all Costs based upon, arising out of, in connection with, or relating to (i) any breach of any representation, warranty, covenant, or agreement of Seller contained in this Agreement and (ii) the Retained Obligations. As used herein, “Retained Obligations” means (s) the Excluded Assets; (t) ALL CLAIMS AND LIABILITIES FOR INJURY TO OR DEATH OF ANY PERSON, PERSONS, OR OTHER LIVING THINGS, OR LOSS OR DESTRUCTION OF OR DAMAGE TO PROPERTY AFFECTING OR RELATING TO THE ASSETS RESULTING FROM ANY ACT, OMISSION OR EVENT OCCURRING PRIOR TO THE EFFECTIVE DATE, BUT EXCLUDING ANY SUCH CLAIM OR LIABILITY ARISING UNDER ENVIRONMENTAL LAWS; (u) all obligations of Seller for (1) overhead charges, property expenses and joint interest audits related to periods prior to the Effective Time, (2) costs and expenses incurred prior to the Effective Time for goods and services provided prior to the Effective Time, and (3) other payment obligations that accrue or become due prior to the Effective Time; (v) Seller’s liabilities and obligations with respect to taxes as set forth in Article 15 including interest, fines and penalties with respect to the reporting, payment and accounting for such taxes as set forth in Article 15; (w) royalties and reporting, payment and accounting therefor, and payments owed to third party co-working interest owners in the Assets, with respect to Hydrocarbons produced from the Assets prior to the Effective Time; (x) Interest, fines and penalties with respect to the reporting, payment and accounting for royalties with respect to Hydrocarbons produced from the Assets prior to the Effective Time; (y) the disposal, treatment or recycling prior to the Closing Date by Seller (or by any third party at the express direction of Seller) at any location off the Properties of hazardous materials generated as a result of or in connection with the operation of the Assets; and (z) any criminal fines or sanctions against Seller or any affiliate of Seller imposed at any time arising from the ownership or operation of the Assets prior to the Closing Date.

13.4 Disclaimers. PURCHASER’S OBLIGATIONS UNDER SECTIONS 13.3.1 AND 13.3.2 SHALL APPLY REGARDLESS OF THE FAULT OR NEGLIGENCE (OTHER THAN THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF SELLER, INCLUDING STRICT OR STATUTORY LIABILITY OF SELLER UNDER ANY APPLICABLE LAW. SELLER’S OBLIGATIONS UNDER SECTION 13.3.3 SHALL APPLY REGARDLESS OF THE FAULT OR NEGLIGENCE (OTHER THAN THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT) OF PURCHASER, INCLUDING STRICT OR STATUTORY LIABILITY OF PURCHASER UNDER ANY APPLICABLE LAW.

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13.5 Method of Asserting Claims. All claims for indemnification under this Agreement shall be asserted and resolved as follows; provided, however, that the provisions of Section 13.5 and Section 13.6 shall be covenants and not conditions to the defense and indemnity obligations to which they apply:

13.5.1 If any claim for which a Party providing indemnification (the “Indemnifying Party”) would be liable to a Party or any of its partners, shareholders, members, officers, directors, employees, agents or representatives entitled to indemnification hereunder (the “Indemnified Party”) is asserted against or sought to be collected by a third person, the Indemnified Party shall promptly notify the Indemnifying Party of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the “Claim Notice”). The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether it disputes its liability to the Indemnified Party hereunder with respect to such claim; and (ii) if it does not dispute such liability, whether it desires, at its sole cost and expense, to defend the Indemnified Party against such claim; provided, however, that the Indemnified Party is hereby authorized, prior to and during the Notice Period, to file any motion, answer, or other pleading, submission or document which it shall deem necessary or appropriate to protect its interests. If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it does not dispute such liability and desires to defend against such claim or demand, then, except as hereinafter provided, the Indemnifying Party shall have the right to defend such claim or demand by appropriate proceedings, which proceedings shall be promptly settled or prosecuted to a final conclusion; provided, however, (i) no compromise or settlement thereof or consent to any admission or the entry of any judgment with respect to such claim or demand may be effected by the Indemnifying Party without the Indemnified Party’s written consent unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (and no injunctive or other equitable relief is imposed upon the Indemnified Party) and there is an unconditional provision whereby each plaintiff or claimant in such claim or demand releases the Indemnified Party from all liability with respect thereto and (ii) the Indemnified Party will have no liability with respect to any compromise or settlement thereof effected without its written consent. If the Indemnified Party desires to participate in, but not control, any such defense or settlement, it may do so at its own cost and expense. If the Indemnifying Party disputes its liability with respect to such claim, or elects not to defend such claim, whether by not giving timely notice as provided above or otherwise, the Indemnified Party shall have the right, but not the obligation, to defend against such claim, and the amount of any such claim, or if the same be contested by the Indemnifying Party or by the Indemnified Party, then that portion thereof as to which such defense is unsuccessful, shall be conclusively deemed to be a liability of the Indemnifying Party hereunder.

13.5.2 If the Indemnified Party shall have a claim against the Indemnifying Party hereunder which does not involve a claim or demand being asserted or sought to be collected from it by a third person, the Indemnified Party shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party.

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13.6 Payment. Payments under this Article 13 and under any other indemnity provision of this Agreement shall be made as follows: If the Indemnifying Party is required to make any payment hereunder, the Indemnifying Party shall promptly pay the Indemnified Party the amount so determined. If there should be a dispute as to the amount or manner of determination of any indemnity obligation owed hereunder, the Indemnifying Party shall nevertheless pay when due such portion, if any, of the obligation as shall not be subject to dispute. Upon the payment in full of any claim, the Indemnifying Party shall be subrogated to the rights of the Indemnified Party against any person or other entity with respect to the subject matter of this claim.

13.7 Recording. As soon as practicable after the Closing, Purchaser shall file and record all counterparts of the General Assignment in the appropriate counties and, if necessary, with all relevant Governmental Bodies, and provide Seller, at Purchaser’s expense, with copies of all recorded counterparts of the General Assignment.

13.8 Cooperation and Further Assurances. After the Closing, Seller and Purchaser agree to take such further actions and to execute, acknowledge, and deliver all such further documents as are necessary or useful in carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement, including, but not limited to, the execution of state change of operator forms and other required state regulatory filings. Each Party also agrees to cooperate with each other by providing reasonable information which may be required by the other Party for the purpose of administering the Assets and preparing or reviewing the Post-Closing Adjustment Statement.

13.9 Subrogation; Net Amounts. Upon making any payment to an indemnified person or entity pursuant to this Article 13, the indemnifying Party will, to the extent of such payment, be subrogated to all rights of the indemnified person or entity against all other persons or entities in respect of all losses, liabilities, and damages to which the payment relates. The indemnifying Party shall be liable for any losses, liabilities and damages net of any insurance proceeds payable to the indemnified person or entity resulting from such losses, liabilities or damages. The Parties agree to treat any indemnity payment made pursuant to this Article 13 as an adjustment to the Purchase Price.

13.10 Survival. Any claim for indemnity under with respect to any breach of representation or warranty made in Section 6.2 or 7.1 shall survive the Closing Date for the applicable period set forth in Section 16.16.1 only and, thereafter, be of no further force or effect, except for and excluding any claim for indemnity under Section 13.3.2 or 13.3.3 asserted in good faith by an indemnified person or entity under Section 13.2.2 or 13.3.3 before the end of the applicable period set forth in Section 16.16.1. Any claim for indemnity under Section 13.3.2 or 13.3.3 shall survive the Closing for a period of two (2) years, and, thereafter, be of no further force or effect, except for and excluding any claim for indemnity under Section 13.3.2 or 13.3.3 asserted in good faith by an Indemnified person or entity before the end of the two (2) year period.

13.11 Right of First Refusal.

13.11.1 Seller hereby bargains, grants, and sells to Purchaser the right of first refusal to purchase all right, title and interest of Seller in and to the oil and gas leases and interests as more particularly described in Exhibit D (the “Remaining Properties”), for a period from the date of this Agreement until one hundred eighty (180) days after the Closing Date (the “ROFR Term”). Seller hereby represents and warrants to Purchaser that (a) no other person or entity has any ownership interest whatsoever in the Remaining Property and (b) no other person or entity has any right of first refusal, right of first offer, or other preferential purchase rights in the Remaining Property.

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13.11.2 During the ROFR Term and until the conditions of Section 13.1.3 have been satisfied, Seller shall not (i) sell, assign, dispose or transfer, or agree to sell, assign, dispose or transfer, any right, title, or interest in all or any of the Remaining Properties; (ii) grant or suffer to exist, or agree to grant or suffer to exist, any Lien filed after the Effective Date (other than Permitted Exceptions) upon any of the Remaining Properties; (iii) enter into any agreement, arrangement or understanding involving the sale, transfer, assignment, redemption or other disposition of any of the Properties, other than the transfer or sale of personal property which is replaced by equivalent personal property; (iv) grant any optional rights to purchase or otherwise acquire any of the Properties; or (v) reserve any excess royalties, overriding royalty interests, net profits interests, production payments, or similar interests in or carved from the Hydrocarbon Interests covering the Remaining Properties, except for the Retained ORRI.

13.11.3 During the ROFR Term Seller shall promptly notify Purchaser with respect to any proposal received by Seller from any other person or entity to purchase all or any of the Remaining Properties (“Offer”), to include identification of the Remaining Properties subject to the Offer, the purchase price per net mineral acre, and other transaction terms; provided, however, that such price and terms shall be based on a bona fide qualified third-party offer. Purchaser shall have thirty (30) days (“Election Period”) from the date Purchaser receives from Seller written terms of the Offer to review such Offer and elect, in Purchaser’s sole discretion, to acquire the Remaining Properties that are the subject of the Offer on the terms and conditions of such Offer, pursuant to an agreement of purchase and sale substantially in the form of this Agreement, or such other form as reasonably approved by the Parties. In the event Purchaser elects not to accept the Offer, Seller may proceed with selling the Remaining Properties that are the subject of the Offer to the proposed purchaser pursuant to the terms of the Offer for a period of ninety (90) days from the expiration of the Election Period. In the event Purchaser rejects the Offer and Seller closes the sale of the Remaining Properties that are the subject of the Offer to such proposed purchaser during such ninety (90) day period, Purchaser’s right of first refusal to purchase the Remaining Properties that are the subject of the Offer shall terminate and be of no further force or effect. Notwithstanding any terms or conditions to the contrary herein, in the event Seller fails to close on the sale of the Remaining Properties that are the subject of the Offer to the proposed purchaser within such ninety (90) day period, or if Seller desires to sell all or any of such Remaining Properties on terms inconsistent with the terms in the Offer, or if Seller receives an offer to purchase any other of the Remaining Properties, Seller shall again be required to submit an Offer to Purchaser for consideration prior to any sale of the Remaining Property included in the Offer, which Offer shall be subject to the terms and conditions of Purchaser’s right of first refusal hereunder.

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Article 14
TERMINATION

14.1 Right of Termination. This Agreement may be terminated at any time at or prior to the Closing only:

14.1.1 by mutual consent of the Parties;

14.1.2 by Seller, at Seller’s option, if any of the conditions applicable to Purchaser set forth above in Article 10 have not been satisfied as provided therein or waived by Seller on or before the Closing Date; provided, however, that Seller shall not have failed to fulfill, or cause to be fulfilled, any of its obligations under this Agreement has been the cause or resulted in the failure of the Closing to occur on or before such time;

14.1.3 by Purchaser, at Purchaser’s option, if any of the conditions applicable to Seller set forth above in Article 11 have not been satisfied as provided therein or waived by Purchaser on or before the Closing Date; provided, however, that Purchaser shall not have failed to fulfill, or cause to be fulfilled, any of its obligations under this Agreement has been the cause or resulted in the failure of the Closing to occur on or before such time; and

14.1.4 by Seller or Purchaser pursuant to the provisions of Section 3.8, if applicable.

14.2 Effect of Termination. If this Agreement is terminated pursuant to Section 14.1 above, this Agreement shall become void and of no further force or effect (except for the provisions of the final sentence of Section 3.1 and Sections 5.2.2, 16.6, 16.7, 16.10, and this Section 14.2, which shall continue in full force and effect). If this Agreement is terminated pursuant to either Section 14.1.1 or Section 14.1.4, neither Party shall have any further liability to the other as the result of such termination. Notwithstanding anything to the contrary contained in this Agreement, upon any termination of this Agreement pursuant to Section 14.1, Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber, or otherwise dispose of the Assets to any party without any restriction under this Agreement.

14.3 Availability of Specific Performance. Notwithstanding anything in this Agreement to the contrary, the Parties agree that irreparable damage would occur to a Party in the event that any of the obligations, undertakings, covenants or agreements of the other Party were not performed in accordance with their specific terms or were otherwise breached, including the consummation of the Closing. Accordingly, either Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other Party without any bond or other security being required, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which such Party is entitled at law or in equity.

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Article 15
TAXES

15.1 Apportionment of Ad Valorem and Property Taxes. All ad valorem taxes, real property taxes, Personal Property taxes, and similar tax obligations (the “Property Taxes”) with respect to the Assets for the tax period in which the Effective Date occurs shall be apportioned, based on the Effective Date, between Seller and Purchaser and, if already paid by Seller, an appropriate increase in the Purchase Price shall be made pursuant to Section 2.4.6. If such Property Taxes are not already paid, but the tax liability is known or can be reasonably estimated, Seller’s portion of such Property Taxes shall be credited to Purchaser’s account pursuant to Section 2.4.12. Purchaser shall pay or cause to be paid to the taxing authorities all Property Taxes of which it has knowledge not already paid relating to the tax period in which the Effective Date occurs and if appropriate adjustments to the Purchase Price pursuant to Section 2.4 were not made at the Closing or in connection with the Post-Closing Adjustment Statement, Purchaser shall invoice Seller (with copies of applicable tax bills and assessments to confirm same) for Seller’s apportioned shares of such Property Taxes, and Seller shall pay the same within thirty (30) days of receipt of said notice. Purchaser shall defend, indemnify, and hold Seller harmless with respect to the payment of such Property Taxes of which Purchaser has knowledge and which Purchaser is obligated to pay to the applicable taxing authorities (including any interest or penalties assessed thereon), provided Seller pays its share (as apportioned hereunder) within thirty (30) days of being properly invoiced (with accompanying documents to support the invoice) by Purchaser. For the tax period in which the Effective Date occurs, Seller agrees (i) to forward immediately to Purchaser copies of all Property Tax reports and returns received by Seller after the Closing and (ii) to provide Purchaser with appropriate information which is necessary for Purchaser to file any required Property Tax reports and returns. For non-operated Properties (except for that portion of those Property Taxes paid by Seller or others attributable to non-operated production burdens as set forth in Section 15.2 below), the Property Taxes will be allocated between Seller and Purchaser upon the receipt of joint interest billings in which such Property Taxes are charged. All tax apportionments determined under this Section 15.1 and Section 15.2 shall be deemed a final settlement of Property Taxes between the Parties. Notwithstanding the foregoing, Seller or Purchaser may contest with the appropriate taxing authority the amount of or liability for any Property Tax apportioned to it pursuant to this Section 15.1. The Party pursuing the contest shall indemnify the other Party from and against all Costs incurred by the other Party in connection with the contest, and upon final settlement or resolution of the contest, the economic burden of the contested tax shall be adjusted among the parties in a manner consistent with the intent of this Section 15.1.

15.2 Taxes Paid for Others. To the extent Purchaser has a right to do so, Purchaser agrees to withhold from future income distributions to royalty owners, overriding royalty interest owners, and other production burden holders as to the Assets amounts sufficient to reimburse Seller for various taxes (e.g., Property Taxes, severance, environmental excise, etc.) paid by Seller on behalf of such interest holders while Seller owned the Assets (which shall include withholdings for co-working interest owners when Seller has paid its taxes and has not previously collected such taxes through joint interest billings). Seller will provide Purchaser with sufficient documentation to allow Purchaser to confirm amounts to be withheld and will indemnify and hold Purchaser harmless from liability for deducting such sums as directed by Seller. Purchaser agrees promptly to forward to Seller such sums which are withheld pursuant to this Section 15.2.

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15.3 Sales Taxes. Purchaser shall pay, or cause to be paid, all sales, use, transfer, and similar taxes, if any, resulting from the sale and transfer of the Assets to Purchaser hereunder (including without limitation, all applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on the transfer of the Assets pursuant to this Agreement), and shall prepare and file all tax returns required to be filed with respect to such taxes.

15.4 Other Taxes. All production, severance, excise, and other similar taxes that are based upon production of, or income or revenues from, Hydrocarbons attributable to the Assets prior to the Effective Date shall be paid by Seller, and all such taxes relating to such production on or after the Effective Date shall be paid by Purchaser. The Party responsible for payment of such tax shall prepare and file all tax returns required to be filed in respect thereof. This Section 15.4 shall not apply to any tax to the extent specifically otherwise provided elsewhere in this Agreement.

15.5 Cooperation. Each Party shall cooperate with the other Party and provide the other Party with all information in its possession or to which it has access which may be reasonably required by the other Party in connection with the preparation of any tax return relating to the Assets, the audit or examination of any such returns by any tax authority, and the determination of or contest of any tax relating to the Assets. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required at any time to disclose to the other Party any tax returns or other confidential tax information except to the extent required by Applicable Law or court order.

Article 16
MISCELLANEOUS

16.1 Entire Agreement. This Agreement, the General Assignment, the documents to be executed pursuant to this Agreement, and the attached Exhibits and Schedules constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions of the Parties, whether oral or written, and there are no warranties, representations or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein or in documents delivered pursuant hereto. No supplement, amendment, alteration, modification, or waiver of this Agreement shall be binding unless executed in writing by the Parties.

16.2 Waiver. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

16.3 Headings. The headings of articles and sections used in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. References herein to articles, sections, exhibits, and schedules are to articles, sections, exhibits, and schedules to this Agreement unless expressly stated otherwise.

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16.4 Assignment. Prior to the Closing, no Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party. Any such assignment made without such consent shall be void, and such purported assignee shall have no rights, directly or indirectly, to enforce the rights of its purported assignor under this Agreement. Except as otherwise provided in this Section 16.4, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors, assigns, and legal representatives. No assignment or designation shall relieve the assigning Party from any obligation hereunder unless expressly so agreed by the other Party.

16.5 No Third Party Beneficiaries. Nothing in this Agreement shall entitle any party other than Purchaser and Seller and their duly authorized successors or assigns (to the extent permitted by Section 16.4 above) to any claim, cause of action, remedy, or right of any kind except as to those rights expressly provided to the Seller Group and Purchaser Group.

16.6 Governing Law. This Agreement, the other documents delivered pursuant hereto, and the legal relations between the Parties shall be governed and construed in accordance with the laws of the State of Nevada applicable to agreements made and to be performed wholly within the State of Nevada. The validity of the various assignments or conveyances affecting the title to the Assets (and the warranties of title thereunder) shall be governed by and construed in accordance with the laws of the jurisdictions in which the Assets are located.

16.7 Notices. All notices and other communications permitted or required to be delivered to a Party pursuant to the terms of this Agreement shall be in writing, shall be addressed and delivered to such Party in accordance with the Party’s information set forth below or to such other address or addresses as such Party has designated by notice in writing to the other Party. Each such notice or other communication made in accordance with this Section shall be deemed to have been received by a Party the earlier of (i) if delivered personally or by commercial delivery service, on the day delivered, (ii) if mailed registered or certified mail (return receipt requested), on three next Business Days after the day on which date upon which the notice or other communication was deposited in the U.S. Mail, (iii) if sent by next day or overnight mail or courier, on the Business Day after the day the notice or other communication was deposited with the U.S. Mail or other recognized national courier service, or (iv) on the Business Day of delivery by facsimile (with acknowledgement of complete transmission) or, when authorized herein, electronic mail transmission (with acknowledgement of complete transmission).

If to Seller:	Swan Exploration LLC
Attn: Alex Gury, General Counsel
8100 East Maplewood Ave, Suite 240
Greenwood Village, CO 80111
E-mail: agury@swanresources.com
Fax: (866) 550-5435

If to Purchaser:	Lilis Energy, Inc.
Attention: Avi Mirman, CEO
216 16th Street, Suite 1350
Denver, CO 80202
E-Mail: amirman@lilisenergy.com
Fax: (303) 957-2234

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16.8 Execution in Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but such counterparts together shall constitute for all purposes one agreement

16.9 Expenses. Except as otherwise provided in this Agreement, each Party shall be solely responsible for all expenses incurred by it in connection with the transactions contemplated herein (including, without limitation, fees and expenses of its own counsel and accountants) and shall not be entitled to reimbursement therefor from the other Party.

16.10 Confidentiality.

16.10.1 Unless otherwise agreed to in writing by Purchaser, from the date hereof until two (2) years after the Closing Date, neither Seller nor any Seller’s Affiliates shall disclose, and Seller shall cause all its employees, officers, directors, shareholders, agents, and representatives not to disclose, except to the extent permitted in Section 16.10.2 or 16.1.3, (i) this Agreement or any provision of this Agreement, and/or (ii) any geological, geophysical, technical, contractual or other information of any nature or kind (written, verbal, electronic, digital, or otherwise) consisting of, or involving, concerning or pertaining in any manner to the Properties (including drilling or testing operations or results) (“Confidential Information”). Notwithstanding the foregoing, any Party may make any public disclosure it believes in good faith is required by applicable law, or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

16.10.2 Seller may disclose the information provided in clause (i) and/or (ii) of Section 16.10.1 to any person who Sellers have engaged to represent or assist Seller in the negotiation or preparation of this Agreement, or to advise Seller with respect thereto, and to any employee of Seller who is involved in assisting Seller with respect to the purchase and sale contemplated by this Agreement, but only if such person (including legal counsel) has agreed and is a party to a non-disclosure agreement containing the same disclosure prohibitions as set forth in Section 16.10.1.

16.10.3 Notwithstanding the disclosure prohibitions set forth in Section 16.10.1, Seller shall not be liable for disclosure of any Confidential Information if the same:

(i)	is now in or hereafter comes into the public domain without breach of this Agreement and through no fault of the receiving Party, including any public disclosure made by Buyer which it believes in good faith is required by applicable law, or any listing or trading agreement concerning its publicly-traded securities; or

(ii)	is properly and lawfully known to the Sellers or Seller’s Affiliates prior to disclosure hereunder as evidenced by its written records; or

(iii)	subsequent to disclosure hereunder, is lawfully received by the Seller or Seller’s Affiliates from a third party whose rights therein are without any restriction to disseminate the Confidential Information; or

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(iv)	is developed by Seller or Seller’s Affiliates independently of and without reference to any Confidential Information as shown by tangible evidence; or

(v)	is lawfully required to be disclosed by the receiving party to a duly constituted governmental or judicial body, provided that the receiving party shall promptly notify the disclosing party of such requirement, shall disclose only that portion of the Confidential Information which, based on the written opinion of legal counsel, is legally required to be disclosed, and shall use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

16.11 Exhibits and Schedules. All references in this Agreement to Exhibits shall be deemed to be references to such Exhibits as the same may be amended and supplemented by mutual agreement of the Parties through and as of the Closing, and all such Exhibits, as amended and supplemented, are hereby incorporated into this Agreement by reference.

16.12 Reserved

16.13 Reserved

16.14 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the contemplated transactions is not affected in any material adverse manner to either Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the contemplated transactions are fulfilled to the extent possible.

16.15 Affiliate. For purposes of this Agreement, the term “Affiliate” (whether capitalized or not) shall mean, when used with respect to a person or entity, any other person or entity (i) which directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned person or entity, or (ii) which beneficially owns, holds, or controls fifty percent (50%) or more of the interest of such first mentioned person or entity. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person or entity, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

16.16 Survival; Certain Limitations.

16.16.1 The representations and warranties of Seller contained in (i) Sections 6.2.1, 6.2.2, 6.2.3 and 6.2.4 (the “Fundamental Representations”) shall survive the Closing until barred by the applicable statutes of limitations, (ii) Section 6.2.5 shall survive until the expiration of the applicable statute of limitations for assessment of the applicable tax, and (iii) Sections 6.2.6, 6.2.7, 6.2.8, 6.2.9, 6.2.10, 6.2.11, 6.2.12, 6.2.13, 6.2.14, 6.2.15, 6.2.16, 6.2.17, 6.2.18, 6.2.19 and 6.2.20 shall survive the Closing for a period of two (2) years. Except as otherwise provided in the preceding sentence, all other representations and warranties of Seller under this Agreement shall not survive the Closing. The representations and warranties of Purchaser contained in (1) Sections 7.1.1, 7.1.2, 7.1.3 and 7.1.4 shall survive the Closing until barred by the applicable statutes of limitations and (2) Sections 7.1.5, 7.1.6, 7.1.7, 7.1.8 and 7.1.9 shall survive the Closing for a period of two (2) years. The respective covenants of the Parties under this Agreement (x) to be performed at or prior to the Closing shall expire and be of no further force or effect after the Closing, and (y) to be performed after the Closing shall survive the Closing until barred by the applicable statutes of limitations (for this purpose, nothing contained in Article 6 or 7 shall be deemed to be a covenant).

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16.16.2 For purposes of calculating a Title Defect Adjustment or Environmental Defect Adjustment, the Individual Title Defect Threshold and Individual Environmental Defect Threshold will only apply to determine whether a proposed defect constitutes a Title Defect or Environmental Defect, respectively, and once a proposed defect is deemed a Title Defect or Environmental Defect, the full amount of the Title Defect or Environmental Defect will apply for purposes of a Title Defect Adjustment or Environmental Defect Adjustment, respectively.

16.17 Attorneys’ Fees. Any Party successfully pursuing a claim for the enforcement of any provision of this Agreement, including, without limitation, agreements of indemnity contained herein or any of the documents to be delivered pursuant hereto, shall be entitled to recover from the unsuccessful Party reasonable attorneys’ fees, court costs, and other expenses incurred by the successful Party in such action.

16.18 Certain Limitations. SELLER AND PURCHASER AGREE THAT, EXCEPT FOR THE LIQUIDATED DAMAGES SPECIFICALLY PROVIDED FOR IN SECTION 2.3, THE RECOVERY BY EITHER PARTY OF ANY DAMAGES SUFFERED OR INCURRED BY IT AS A RESULT OF ANY BREACH BY THE OTHER PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES, COVENANTS OR OBLIGATIONS UNDER THIS AGREEMENT SHALL BE LIMITED TO THE ACTUAL DAMAGES SUFFERED OR INCURRED BY THE NONBREACHING PARTY AS A RESULT OF THE BREACH BY THE BREACHING PARTY OF ITS REPRESENTATIONS, WARRANTIES OR OBLIGATIONS HEREUNDER AND IN NO EVENT SHALL THE BREACHING PARTY BE LIABLE TO THE NONBREACHING PARTY FOR ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES (INCLUDING, WITHOUT LIMITATION, ANY DAMAGES ON ACCOUNT OF LOST PROFITS OR OPPORTUNITIES, BUSINESS INTERRUPTION OR LOST OR DELAYED PRODUCTION) SUFFERED OR INCURRED BY THE NONBREACHING PARTY AS A RESULT OF THE BREACH BY THE BREACHING PARTY OF ANY OF ITS REPRESENTATIONS, WARRANTIES OR OBLIGATIONS HEREUNDER. For purposes of the foregoing, actual damages may, however, include indirect, consequential, special, exemplary or punitive damages to the extent (i) the injuries or losses resulting in or giving rise to such damages are incurred or suffered by a person or entity which is not Seller or Purchaser, as applicable, or its Affiliates and (ii) such damages are recovered against Seller or Purchaser, as applicable, by a person or entity which is not Seller or Purchaser, as applicable, or its Affiliates. This Section 16.18 shall operate only to limit a Party’s liability and shall not operate to increase or expand any contractual obligation of a party hereunder or cause any contractual obligation of a party hereunder to survive longer than provided in Section 16.16.

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IN WITNESS WHEREOF, Purchaser and Seller have executed and delivered this Agreement as of the date first written above but effective as of the Effective Date.

SELLER:	SWAN EXPLORATION, LLC
a Colorado limited liability company

	By:	/s/ Brandon Davis
Brandon Davis
Manager/CEO

PURCHASER:	LILIS ENERGY, INC.,
a Nevada corporation

	By:	/s/ Abraham Mirman
Abraham Mirman
Chief Executive Officer

Asset Purchase and Sale Agreement – Signature Page